FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the annual report issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on March 5, 2007.

                                 ANNUAL REPORT
                                      2006

                                      TORM

Table of contents

4        Introduction
8        Group financial highlights
9        2006 highlights
10       Outlook for 2007
14       Tanker Division
16       Bulk Division
18       Trends
24       "Greater Earning Power"
26       Human Resources
28       Safety and quality
30       Managing risk and exposure
32       Corporate Governance
34       Shareholder relations
40       Financial review
45       Income statement
46       Balance sheet
48       Statement of changes in equity
49       Cash flow statement
50       Notes
50       - Accounting policies
76       Board of Directors and Management
80       Management's and Auditors' reports
81       Financial statements for the Parent Company
89       Glossary
90       Fleet overview



Basic information:

Name and address: A/S Dampskibsselskabet TORM
o  Tuborg Havnevej 18
o  DK-2900 Hellerup
o  Denmark
o  Tel.: +45 3917 9200
o  www.torm.com
Founded:1889
o  CVR: 22460218
o  Board of Directors: N. E. Nielsen (Chairman)
o  Christian Frigast (Deputy Chairman)
o  Lennart Arrias (elected by the employees)
o  Ditlev Engel
o  Peder Mouridsen (elected by the employees)
o  Gabriel Panayotides
o  Stefanos-Niko Zouvelos
o  Management: Klaus Kjaerulff, CEO.

TORM is a shipping company.

2006 was another busy and eventful year for TORM, and it is pleasing once again to be able to report a very respectable net profit for the year of USD 235 million.

As expected, we were unable in 2006 to match last year's all-time record result. But seen in the context of the markets in which we operate, the result is highly satisfactory. In the past year, freight rates were once again volatile, particularly in bulk where, pleasingly, the market started to firm considerably at mid-year, contrary to our and most industry observers' expectations.

Earnings per share were USD 6.8 (DKK 40.3) as against USD 8.6 (DKK 51.5) in
2005.

The Company's fleet has grown considerably in recent years and in this regard, 2006 was no exception. We took delivery of the first two of 7.5 LR2 product tankers on order from the Dalian Shipyard and exercised our option to purchase two second-hand vessels we have had on charter for a number of years.

With an eye on growth and renewal, and to ensure we continue to operate an ultra modern fleet, we were once again active in the newbuilding market, ordering four A1 Super Ice Class MR vessels from the GSI Shipyard in China as part of a twelve vessel order with our pool partners. We are excited about our entry into this more specialized and challenging business area and are pleased that doing so involves an on-going cooperation with our valued partners.

Our growing relationship with the GSI yard also resulted in us ordering a further four standard 51,000 dwt MR vessels of high specification, and like the Ice Class vessels, these are scheduled for delivery in 2010. At year-end, our total order book therefore stood at 17 vessels, representing a total investment of USD 776 million. The tanker fleet stood at 31 vessels at year-end and the dry bulk fleet - following our decision to take advantage of the firmer market by selling our three oldest Panamax bulk carriers during the year - at five vessels.

We devoted a considerable amount of time and resources during the year to implement and - not least toward the end of the year - review our longer-term and detailed strategy "Greater Earning Power". One key element of this calls for an increase in our fleet capacity through chartered-in vessels to supplement the owned fleet. We succeeded during the year in finalizing firm contracts for 15.5 additional vessels - a combination of newbuildings and second-hand - for time charter periods of between 2 - 8 years.

Whilst pursuing a strategy of growth in our fleet, we have in parallel continued our efforts to strengthen all aspects of our organization embracing wherever possible the rapidly developing technologies available. Our full control of value-creating activities to which I referred last year have received even more focus across the organization in 2006, and the importance of us continually striving to be `best in class' must and will be pursued energetically.

Equally, our training schemes with an emphasis on further education were also a feature during the year, when we convened the largest and most successful Officer Seminar ever held at Cebu, Philippines. With the tremendous newbuilding order book, the demand for qualified seafarers is great, which is a cause for concern in the industry. It is against this background that every effort has been made to ensure that we retain key personnel across the fleet and invest in this most critical resource. Ashore, we expanded our intake of trainees to five persons.

Our overseas offices thrived during the year with expansion taking place at the offices in Singapore as well as in Manila. We closed our Hamburg office and concurrently went ahead with plans to open a subsidiary in Kristiansand, Norway early in 2007.

The shipping industry continues to strive for ever-higher standards - a goal we in TORM whole-heartedly embrace. We are also encouraged by the active support we and our fellow Danish shipping companies receive and we hope that a number of initiatives now being considered by our government to further boost the industry's importance to the Danish nation will be approved, and thereby further enhance our country's status as a leading shipping nation.

The new year has started well for TORM with a healthy bulk market enabling us to hedge most of the year ahead at highly satisfactory rates, whilst the Tanker Division at the beginning of the year appears to be performing in line with our forecast. Our profit before tax forecast for 2007 is USD 135-155 million.

My most sincere thanks to each and every colleague ashore and at sea for another exciting and rewarding year in our long history. These results are above all a testimony to your tremendous efforts and support of our ambitious strategy.


Klaus Kjaerulff
CEO

Klaus Kjaerulff
Adm. Direkt0r

On behalf of the Board, it is a pleasure once again to be able to report to the shareholders that TORM is in great shape after yet another highly satisfactory year.

TORM has over the past six years had a large and stable shareholder base, which together with capable and committed employees, has led to the most positive development in the Company's 118 year history. This period of stability has made it possible for the Company to develop its long-term strategy "Greater Earning Power", which has ensured good earnings, high dividends and a significant increase in the Company's share price. At the same time, TORM has invested in the largest newbuilding programme in its history involving 27.5 vessels, of which 17 are to be delivered through to 2010.

The investment in Norden, in which TORM has a stake in excess of 30%, has risen extraordinarily over the past four years. TORM now looks upon this stake as a financial investment.

After being informed by the Company's largest shareholder that they had received approaches from a number of internationally based potential investors during autumn of 2006, the Board undertook a detailed valuation of the Company's strategic direction, with particular focus on value-creation for all shareholders and other stakeholders. On 3 December 2006, the Board and Management publicly announced that an internal valuation of the Company's net asset value had been carried out (Stock Exchange announcement no. 13/2006).The calculation showed a value of DKK 429 per share based on a number of assumptions outlined in the announcement. The Board thereafter engaged the investment bank Bear Sterns to determine the Company's value given a number of different scenarios. Bear Stern's conclusion confirmed the valuation provided by the Board and Management. TORM's Board and Management have subsequently considered how best to continue and improve the positive development of the Company whilst at the same time making the Company's value transparent. The result of these deliberations is that the Board and Management have agreed on the following:

o    The strategy "Greater Earning Power" shall be accelerated with a focus on:

o TORM's strategic business model, which will continuously be developed based on tank and bulk.

o    An active utilization of TORM's strong balance sheet.

o Further development and emphasis on the HR function, managers and the employees.

o    Value creation for shareholders.

o The Company's pools have given TORM and its partners an optimal utilization of the fleet. An on-going development of the pool concept using quality tonnage will ensure a high level of global service for the customers and thereby further value creation.

o TORM's strong balance sheet combined with the opportunities offered by the capital markets will make it possible to achieve an ambitious growth target, always dependent, however, on Torm's required financial criteria being met. In this connection, the shareholding in Norden is considered a substantial financial asset for Torm.

o An on-going development of the Company's organization, the competences of employees and tomorrow's leaders with the Company offering specific courses, especially with an emphasis on international Management courses.

o Torm's Management will be expanded and will in future consist of Klaus Kjaerulff, CEO, the newly appointed Mikael Skov (until recently head of the Tanker Divition) as COO and an incoming CFO.

o A new bonus and share option programme for all employees will be introduced consisting of an annual cash bonus and a granting of shares and share options. The cash bonus will be dependent on a number of more short-term targets, whereas the shares and share options are granted in order to ensure a joint, long-term mutual interest between Torm's shareholders and the employees coupled with a stable development of employees. The programme that will be financed by the Company's holding of own shares (4.9%) will be presented at the AGM.

o The Company regularly reviews its capital structure, including future dividends relative to the Company's strategy, future obligations, market developments and shareholder interests. The Company's future dividend policy and capital requirements will make it possible to pay a dividend to the shareholders of up to 50% of the net profit for the year.

o In order to increase the liquidity in the TORM share, the Company's largest shareholder (Beltest) wishes to make available up to 3,640,000 shares (equivalent to 10% of the total share capital of the Company) for the market, in accordance with an agreement reached with the Board of Directors.

o Similarly, and again with a view to increasing liquidity in the share, the Board will propose at the AGM to implement a share split by altering the nominal value of each share from nominal DKK 10 per share to nominal DKK 5 per share.

o The Board of Directors undertakes prior to the end of the current financial year to propose a share buy-back programme of up to 15% of the Company's nominal share capital.

Shipping has in recent years enjoyed highly favourable market conditions and Torm and other Danish owners have taken advantage of these circumstances to the benefit of the shareholders, the Company and not least the Danish society in a satisfactory manner. With the implementation of the various initiatives described, Torm hopes to be able to continue the positive development for the benefit of all stakeholders.

Aside from a focus on economic targets, it is equally important for TORM to focus on the Company's non-financial values, in particular to ensure that the human resources are available to implement the Company's ambitions. We have therefore chosen to expand the Management and concurrently committed ourselves to an even more intensive development of managers and employees.

Thank you to our shareholders, our employees, partners and all those associated with TORM for an exciting year.


N. E. Nielsen
Chairman

GROUP FINANCIAL HIGHLIGHTS

USD mill.         Danish GAAP

INCOME STATEMENT           2006             2005             2004              2003*)          2002*)
Revenue **)                604              586               442               308              194
Time charter equivalent
earnings (TCE)             455              464               350               198              125
Gross profit               271              315               240               98               38
EBITDA                     301              351               215               87               35
Operating profit           242              303               179               60               14
Financial items            (1)              (4)               26                100              1
Profit before tax          241              299               205               160              15
Net profit for the year    235              299               187               160              70

BALANCE SHEET

Non-current assets         1,968            1,528             1,056             700              450
Total assets               2,089            1,810             1,240             821              567
Equity                     1,281            905               715               414              229
Total liabilities          808              905               524               408              337
Invested capital           1,299            1,176             618               535              402
Net interest bearing
debt                       662              632               272               285              213
Cash and bonds             33               157               124               80               74

CASH FLOW

From operating
activities                 233              261               228               75               33
From investing activities  (118)            (473)             (187)             (153)            (142)
    thereof investment in
    tangible fixed assets  (262)            (636)             (187)             (170)            (121)
From financing activities  (239)            303               (3)               72               70
Total Net cash flow        (124)            91                38                (7)              (39)

KEY FINANCIAL FIGURES ***)

Gross margins **):
    TCE                    75.3%            79.2%             79.2%             64.5%            64.2%
    Gross profit           44.9%            53.8%             54.3%             31.9%            19.7%
    EBITDA                 49.8%            59.9%             48.6%             28.2%            17.8%
    Operating profit       40.1%            51.7%             40.5%             19.5%            7.4%
Return on Equity (RoE)     21.5%            36.9%             33.1%             49.6%            35.7%
Return on Invested
Capital (RoIC) ****)       19.6%            33.8%             31.0%             12.8%            4.3%
Equity ratio               61.3%            50.0%             57.7%             50.3%            40.4%
Exchange rate USD/
DKK, end of period         5.66             6.32              5.47              5.96             7.08
Exchange rate USD/
DKK, average               5.95             6.00              5.99              6.59             7.89

SHARE RELATED KEY FIGURES ***)

Earnings per share,
EPS (USD)                  6.8              8.6               5.4               4.6              2.0
Diluted earnings per
share, EPS (USD)           6.8              8.6               5.3               4.5              2.0
Cash flow per share,
CFPS (USD)                 6.7              7.5               6.6               2.2              1.0
Proposed dividend per
share (USD) *****)         2.0              3.6               2.7              1.0               0.1
Proposed dividend per
share (DKK)                11.5             23.0              15.0              6.0              1.0
Share price in DKK,
end of period (per
share of DKK 10 each)      372.0            305.1             225.8             90.3             28.2
Number of shares, end
of period (mill.)          36.4             36.4              36.4              36.4             36.4
Number of shares (excl.
treasury shares),
average (mill.)            34.7             34.8              34.8              34.6             34.6

*) The Group Financial Highlight figures for 2004-2006 have been prepared in accordance with IFRS as adopted by the EU. The comparative figures for 2002-2003 have according to IFRS 1 not been restated in accordance with IFRS, but are prepared in accordance with the previous GAAP based on the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D and the Danish accounting standards.

**) As described in the accounting policies a new line has been added in the income statement. Consequently, the comparative figures for the net revenue and the gross margins have been restated.

***) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts.

****) Return on Invested Capital is defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Equity plus Net interest bearing debt less Non-operating assets).

*****) Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year-end for the year in question.

2006 HIGHLIGHTS

o Net profit after tax for the year was USD 235 million (DKK 1,395 million). The Board of Directors considers the result very satisfactory.

o    EBITDA was USD 301 million (DKK 1,790 million).

o Cash flow before financing items was USD 115 million (DKK 683 million). Cash flow from operating activities was USD 233 million (DKK 1,383 million), while cash flow from investing activities was USD (118) million (DKK (699) million).

o At 31 December 2006, equity amounted to USD 1,281 million (DKK 7,251 million), corresponding to USD 37.0 per share (DKK 209.4) excluding treasury shares.

o The market value of the Company's fleet as at 31 December 2006 exceeded the book value by USD 1,016 million (2005: USD 768 million) equalling USD 29.3 per share (DKK 166.0) (2005: USD 22.0 (DKK 139.4)) excluding treasury shares.

o On 3 December 2006, TORM announced its own evaluation of its assets and hereby the Company's Net Asset Value excluding brand and goodwill. The evaluation was solely an internal calculation and was not confirmed by evaluations from external advisers. The calculated value was DKK 14,861 million equivalent to DKK 429 per share of DKK 10. For information about vessels chartered in and purchase options, please refer to Note 18 and 19.

o Return on Invested Capital (RoIC) was 19.6% (2005: 33.8%), and Return on Equity (RoE) was 21.5% (2005: 36.9%).

o At the end of 2006, the Company owned 36 vessels: 31 product tankers and five dry bulk carriers. The Company took delivery of four vessels during the year and contracted eight newbuildings not yet delivered.

o By the end of 2006, TORM had 17 vessels on order. In addition, the Company had entered into time charters for another 34 vessels. Consequently, the Company's fleet of owned and chartered vessels will by 2011 consist of 73 vessels based on existing contracts, assuming that no vessels are disposed of, acquired and/or chartered in the meantime.

o TORM's Board and Management have re-evaluated the Company's strategy "Greater Earning Power". The strategy is maintained, but will in a number of areas be made more precise. For details, please refer to page 24.

o The profit before tax forecast for 2007 is USD 135-155 million. In 2006, profit before tax was USD 241 million including dividends (USD 26.4 million) and gains from sale of vessels (USD 54.4 million) vs. a profit before tax forecast range of USD 240-250 million.

o The Board of Directors recommends, subject to approval by the Annual General Meeting, that a dividend of DKK 11.5 (USD 2.0) per share be paid corresponding to a total dividend payment of DKK 419 million (USD 74 million) and equivalent to 30% of net profit for the year and a return of 3.1% in relation to the closing price of the Company's shares on the last business day of 2006.


[GRAPHIC OMITTED][GRAPHIC OMITTED]

SELECTED KEY FIGURES 2002-2006

Outlook for 2007

TORM's financial results primarily depend on developments in freight rate levels and the number of earning days. At 1 March, 37% of the remaining earning days in 2007 for product tankers had been covered vs. 25% at the same time in 2006. In the Bulk Division, 89% of the remaining earning days in 2007 had been covered as at 1 March vs. 61% at the same time in 2006.

The profit before tax forecast for 2007 is in the region of USD 135-155 million. This forecast is subject to a degree of uncertainty in as much as a number of factors could significantly impact freight rates and consequently the earnings of both the product tankers and the bulk carriers. Furthermore, it is difficult to predict the impact of additional tonnage not yet delivered. TORM does not hold the view that there will be greater uncertainty or other exceptional circumstances in 2007 than found previously.

For 2007, it is estimated that the following factors would have the greatest influence on earnings:

o    Worldwide economic growth.

o    Consumption of refined oil products, particularly during the winter months.

o Chinese imports of commodities, particularly iron ore, coal and grain. o Additions and scrapping of vessels. o One-off events such as strikes, political instability in the oil-exporting countries, weather conditions, shut-down of refineries, etc.

The below chart shows the effect that variations in the expected freight rates will have on the full year pre-tax profit for 2007. A change in freight rates of USD 1,000/day in all four business units operated by TORM would result in a change amounting to USD 8.9 million. The statement is based only on the number of earning days in 2007 during which the Company's vessels have not already been chartered out at fixed rates.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

CHANGE IN PROFIT BEFORE TAX DUE TO CHANGE IN FREIGHT RATES

Profit before tax
USD mill.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

In 2006, the TORM fleet traveled 3 million nautical miles. That equals 14.5 times the distance to the moon.

OUTLOOK
Tanker Division

In 2007, the tanker market is expected to be positively affected by an increase in the global oil demand and negatively affected by a relatively substantial number of product tanker deliveries.

Energy Information Administration (EIA) expects global oil consumption to increase by approximately 1.8% in 2007, vs. 1.0% in 2006, with China and the US as the largest consumers. The longer transport distances of refined oil products
- attributable to the fact that additional refinery capacity is located far from the main consuming countries - will, when combined with growth in consumption, continue to underpin the product tanker market.

Ton-miles, which illustrates the total demand for capa-city, is expected to increase by 4.6% in 2007 vs. 5.0% in 2006 (source: Fearnleys). However, it should be noted that the calculation of this figure is subject to considerable uncertainty.

The global product tanker fleet will be affected by a historically large order book of newbuildings due for delivery in 2007. In 2007, the net fleet increase in the three business units operated by TORM is expected to be approximately 16% (source: Fearnleys). The net growth is expected to slow down in the succeeding years and then gradually normalize - not least in light of what is expected to be a relatively substantial phasing out of single-hulled product tankers in the run-up to 2010.

For 2007, it is estimated that the following risk factors will have the greatest influence on the product tanker market:

o    The winter market and thereby stockpiling.

o The global economic growth and thereby the consumption of refined oil products.

Due to seasonal fluctuations, the first and the fourth quarters are traditionally the strongest as a result of the winter season. With the slack winter market prevailing at the beginning of 2007 and the large net addition of product tankers, TORM expects 2007 to be characterized by a little lower rates overall than in 2006.

TORM does not announce its expectations of freight rates in individual business units and instead chooses to state the market expectations as of 1 March 2007.

The drop in freight rates will to some extent be offset by the expansion of TORM's fleet, which will result in 28% more earning days in 2007 compared to 2006.

As of 1 March 2007, TORM had covered approximately 37% of the remaining earning days in 2007 at an average rate of USD 25,640/day, which ensures reasonable earnings for the Tanker Division in 2007.

Expected TCE rates in the
PRODUCT TANKER market for 2007              2006              2007

USD/day          Realized  Q1       Q2       Q3      Q4       Total

LR2               28,641   37,537   23,070  28,417   33,963   30,747
LR1               27,497   22,148   23,733  25,911   28,744   25,135
MR                24,627   26,241   22,700  21,449   23,639   23,507

Source: IMAREX

Expected number of earning days in
TORM's Tanker Division in 2007      2006    2007              Change

                  Realized Q1       Q2       Q3      Q4       Total

LR2               2,401      810      889      998   1,025    3,722    55%
LR1               4,359    1,406    1,555    1,748   1,719    6,428    47%
MR                6,499    1,695    1,678    1,748   1,677    6,798     5%

OUTLOOK
Bulk Division

The Bulk market has in recent years experienced very firm, but also highly volatile freight rates. TORM expects this to be the case in 2007 as well.

The most important factor in the demand for bulk carriers, and thus for freight rates in 2007, is the development of the global economy, including in particular developments in China. As a result of the expected considerable volatility, TORM continues its practice of hedging a significant part of its exposure by chartering out vessels on one-year contracts.

For 2007, it is estimated that the following risk factors will have the greatest influence on the bulk market:

o        Chinese imports of commodities.
o        The number of waiting days in ports.
o        Reduced global economic growth.

As of 1 March 2007, TORM had covered approximately 89% of the remaining earning days for its Panamax vessels at an average rate of USD 24,575/day, which ensures that the division will achieve satisfactory earnings for 2007.

TORM does not announce its expectations of freight rates. TORM has instead chosen to state the market expectations as of 1 March 2007.


Expected TCE rates in the bulk market and
the number of earning days in       2007             2006                2007

                        Realized    Q1       Q2       Q3       Q4       Total

Panamax
TCE rates (USD/day)*)   19,325      35,849   38,253   31,753   31,250   34,276
Earning days             5,196       1,198    1,242    1,288    1,273    5,001

*) Source: IMAREX

Tanker Division


The tanker market started out strongly at the beginning of 2006 with high earnings in January and February in all three business units: LR2, LR1 and MR. An active winter market at the turn of the year combined with increased price hedging ensured a highly satisfactory first quarter performance.

Extraordinary seasonal maintenance of refineries and petrochemical plants meant that rates dropped sharply at the beginning of the second quarter. But by the end of the quarter and the beginning of the third quarter, the fear of seeing a repeat of the previous year's hurricanes in the US resulted in highly satisfactory product tanker earnings. One of the reasons for this was substantial US imports intended to build inventories to be able to withstand any closure of production units and refineries resulting from hurricane damage.

A significant addition of new tonnage was seen during the year, and this had a negative impact on rates.

Unlike in 2005, no serious hurricane damage occurred in 2006, and at the end of the third quarter inventories of both refined products and crude oil in the US consequently reached a five-year peak. The large inventories combined with unseasonably high temperatures in the major consumer areas during the fourth quarter meant that the freight market did not reach the levels usually seen during this period.

Although the US economy has slowed down slightly, demand for refined oil products was unchanged. This fact, coupled with the continued strong demand in China and general stockpiling in the OECD countries, produced satisfactory earnings from the vessels in 2006. The capitalization on short-term differences between prices on oil products occurring in two areas (arbitrage) also helped boost the demand for transport, thus improving earnings.

Japanese naphthalene imports fell by almost 2%, and inventories were reduced by 3% in 2006. Production rose only marginally, by 1%. These figures illustrate that the development of the Japanese naphthalene market is stable, although substantial monthly fluctuations are possible.

A positive factor for the development of rates in 2006 was the increasing consumption of gasoline - particularly in the US, where demand was up by 1% on the previous year. Also, US gasoline imports were up by 12%. During the year, the US introduced new regulations governing the quality of gasoline, which meant that numerous different qualities were introduced, contributing to increasing the inventories.

In 2006, freight rates once again fluctuated greatly from one period to the next, and this volatility is expected to persist. The main geopolitical reasons for this in 2006 were Iran's nuclear program, the war between Lebanon and Israel, the temporary halt to production in Nigeria following sabotage and Venezuela's plans to increase exports to China at the detriment of the US. To top this off, BP was forced to temporarily shut down half of its largest oil field in the US, Prudhoe Bay in Alaska, due to corroded pipelines.

In 2006, TORM has contracted eight product tankers at the Chinese Guangzhou Shipyard International, four of which have Ice Class specifications. All the vessels will be equipped to carry specially defined chemical cargos under the international classification of IMO II. This classification, combined with the technical specifications of the vessels, enables TORM to meet the oil companies' ever-stricter requirements.

Prices of product tankers in all three segments - LR2, LR1 and MR - remained stable throughout 2006, albeit at very high levels. Despite the firmer prices, demand was high for newbuildings as well as for modern second-hand tonnage, although demand for the latter slowed in the fourth quarter.

FREIGHT RATES IN THE PRODUCT TANKER MARKET IN 2006
[GRAPHIC OMITTED][GRAPHIC OMITTED]


PRICES ON SECOND-HAND PRODUCT TANKERS
[GRAPHIC OMITTED][GRAPHIC OMITTED]


PRICES ON NEWBUILDING PRODUCT TANERS
[GRAPHIC OMITTED][GRAPHIC OMITTED]


NUMBER OF VESSELS IN THE THREE PRODUCT TANKER POOLS
[GRAPHIC OMITTED][GRAPHIC OMITTED]



Pool partners as of 31 december 2006
Pool manager                       LR2                                   LR1                        MR
LR2: A.P. Moller-Maersk/TORM       A.P. Moller-Maersk                    Difko A/S                  Primorsk Shipping
LR1: TORM                          Primorsk Shipping Corporation         Mitsui O.S.K. Lines Ltd.   Rederi AB Gotland
AB Gotland                         Rederi AB Gotland                     Nordic Tankers A/S         Sanmar Shipping Ltd.
                                   Reederei "Nord" Klaus E. Oldendorff   Rederi AB Gotland          TORM
                                   TORM                                  Reederei "Nord"
Klaus E. Oldendorff
                                                                         Skagerack Invest Limited
                                                                              TORM
                                                                         Waterfront Shipping AS

TANKER DIVISION                           2005                       2006
 (USD mill.)                              Total     Q1       Q2       Q3      Q4       Total
INCOME STATEMENT
Revenue                                   417.9    130.6    108.6    134.1   120.7     494.0
Port expenses, bunkers and commissions   (113.2)   (34.7)   (36.5)   (35.4)  (37.2)   (143.8)
Freight and bunkers derivatives            3.2       4.1      3.6     (5.8)   (1.3)      0.6
Time charter equivalent earnings         307.9     100.0     75.7     92.9    82.2     350.8
Charter hire                             (44.3)    (12.0)   (11.4)   (17.6)  (17.5)   (58.5)
Operating expenses                       (51.4)    (16.0)   (16.6)   (17.2)  (14.8)   (64.6)
Gross profit (Net earnings from
shipping activities)                     212.2      72.0     47.7     58.1    49.9     227.7
Profit from sale of vessels               54.7       0.0      2.9      0.0     0.2       3.1
Administrative expenses                  (25.4)     (5.9)    (7.3)    (5.4)  (10.5)    (29.1)
Other operating income                    12.4       2.9      2.2      2.5     2.1       9.7
Depreciation and impairment losses       (37.0)    (12.4)   (12.3)   (12.8)  (13.3)    (50.8)
Operating profit                         216.9      56.6     33.2     42.4    28.4     160.6

Bulk Division

Contrary to expectations at the beginning of the year, freight rates for the Company's bulk carriers rose sharply in mid-2006. The rise happened on the back of increased commodities imports, in particular in China, Europe and Japan.

Poor weather conditions and logistical problems at the beginning of 2006 caused difficulties in loading iron ore in Australia. This factor contributed to the relatively poor market toward the end of 2005 extending into the first quarter of 2006.

Freight rates rose from mid-2006 - primarily due to increased demand for iron ore. The growth in demand for coal by the Chinese steel industry and European and Japanese power plants coupled with increasing grain imports to China and India also underpinned freight rates.

There was a relatively large addition of new tonnage to the bulk market in 2006, but the market was able to absorb the additional tonnage.

In 2006, TORM continued its strategy of chartering a substantial part of the dry bulk fleet on longer-term time charter - often for periods of about one year. Such charters have tended to reduce the risk inherent in a market of such volatility. The majority of the longer-term charters were entered into in the first half of 2006, which meant that the division's earnings did not benefit in full from the impact of rising freight rates in the second half.

According to the strategy "Greater Earning Power", the division renewed its fleet in 2006. Two Handysize vessels and three older Panamax vessels were sold. The number of earning days in the Panamax segment rose by 1% in 2006.

At the end of 2006, TORM's Panamax fleet comprised five owned and nine chartered vessels, four of which include purchase options, of which two can be exercised in 2007.

In accordance with the strategy "Greater Earning Power", the Company in 2006 entered into agreements to charter in three Panamax vessels for delivery in 2010 and 2011. Consequently, TORM will take delivery of seven vessels on long-term charters with purchase options in the period 2007-2011. The contracts are typically of a duration ranging from three to eight years and are at favorable rate levels compared to the market rates prevailing at the end of 2006.

The prices of bulk carriers fell in early 2006, followed by a considerable increase - intially in the price of modern tonnage and later, to a lesser extent, in the price of older tonnage. The pressure on tonnage prices also caused a strong demand for newbuildings, although prices in this area were less sensitive. In Japan, newbuildings were contracted for delivery in 2011.

AVERAGE TCE EARNINGS FOR PANAMAX DRY BULK CARRIERS
[GRAPHIC OMITTED][GRAPHIC OMITTED]


PRICES ON PANAMAX DRY BULK CARRIERS
[GRAPHIC OMITTED][GRAPHIC OMITTED]



BULK DIVISION                            2005                        2006
USD mill.                                Total     Q1       Q2       Q3      Q4       Total
INCOME STATEMENT
Revenue                                  167.6     31.1     28.5     23.9     26.2    109.7
Port expenses, bunkers and commissions   (11.7)    (1.6)    (1.3)    (1.0)    (1.2)    (5.1)
Time charter equivalent earnings         155.9     29.5     27.2     22.9     25.0    104.6
Charter hire                             (37.9)   (11.4)   (11.2)   (10.9)   (14.3)   (47.8)
Operating expenses                       (15.3)    (4.1)    (3.9)    (3.3)    (1.8)   (13.1)
Gross profit (Net earnings from
 shipping activities)                    102.7     14.0     12.1      8.7      8.9     43.7
Profit from sale of vessels                0.0      0.0     16.5     34.8      0.0     51.3
Administrative expenses                   (5.8)    (1.2)    (1.5)    (1.0)    (1.8)    (5.5)
Other operating income                     0.2      0.2     (0.2)     0.1      0.0      0.1
Depreciation and impairment losses       (10.8)    (2.7)    (2.5)    (1.6)    (1.3)    (8.1)
Operating profit                          86.3     10.3     24.4     41.0      5.8     81.5

TRENDS

The following sections describe significant trends which TORM believes will have an effect on the industry and the Company in the coming years.

Increased refinery capacity
In the period 2007-2010, global refinery capacity is expected to rise by almost 8%, equalling 6.8 million barrels/day, from the current capacity of 87 million barrels/day. The increased capacity is principally a result of the growing demand for oil products and the refineries' reduced operating costs.

Only a minor part of the new refineries will be placed in OECD countries including the US and Europe, which are the major consuming areas. The majority will be located in other areas - principally China, the Middle East and India - and this is expected to lead to an increase in the overall need for transportation.

The production of refined oil products in China is primarily aimed at the domestic market and therefore has rela-tively little impact on the need for transportation (ton/miles), while the refineries in the Middle East and India mainly produce oil for export and to a lesser extent for domestic consumption. In India, exports are also backed by domestic circumstances, as Government controlled retail prices have made the domestic market less profitable for the refineries than the export markets.

Exports of oil products to the US from countries such as Algeria and Saudi Arabia have decreased in recent years, but the Middle East and Africa are expected to increase their exports to the US in the years up to 2010 as the planned expansion of refinery capacity is realized. The refinery capacity in India is expected to increase sharply up to 2010, but the increased production is mainly expected to be sold locally or exported to neighbouring countries. The expansion of the refinery capacity in India is therefore not expected to contribute to any significant extent to the increase in transportation volumes.

The market's consensus expectations for the development in the demand for transports is about 4-5% a year in the coming years. The US is the world's leading importer and consumer of refined oil products and therefore weighs heavily in the calculation of total transportation volumes.

It is the refinery increase in the Middle East that will increase the need for transportation and thereby absorb the newbuildings.

In 2009, the Middle East will produce an additional one million barrels of refined oil products per day. If this increased production is to be transported to the US, it will tie up approximately 150 MR vessels.

GLOBAL OIL DEMAND AND REFINERY CAPACITY
[GRAPHIC OMITTED][GRAPHIC OMITTED]


PLANNED REFINERY EXPANSION
[GRAPHIC OMITTED][GRAPHIC OMITTED]


Fleet size and order book
Following the highly favourable developments in the industrial shipping market in recent years, the activity level at shipyards has increased considerably in the last couple of years. The demand for newbuildings has led to an explosive growth in the number of shipyards and to an expansion in the capacity of existing yards in the major shipbuilding nations (particularly China and Korea). Several of the new Asian shipyards are presently not able to build more advanced tonnage such as product tankers.

In addition, the period of time from contracting to delivery of a vessel has become considerably longer. Whereas the contracting period used to be 18-24 months, since 2004 it has been extended to 42-48 months.

The extended contracting period, rising construction prices and the efficiency of the shipyards have all together boosted the value of the yard's order books, which has made it more expensive and more difficult for the yards to obtain the necessary bank guarantees. This situation has not only increased the shipping companies' expenses but also limited the yards' ability to extend production any further.

Increasing order books have also drained the supply of main engines and crank shafts, as the producers of these parts have not increased their capacity correspondingly. The most important consequence of this is that improved efficiency in the yards' production process will not in the short term result in additional vessels being built.

Product Tankers
In the product tanker markets in which TORM operates, the existing global fleet totalled just over 57 million dwt at the end of 2006, corresponding to 978 vessels. 591 of these are MR tankers, 236 are LR1 tankers and 151 are LR2 tankers (source: Fearnleys).


Additions to product tanker fleet

                  2006 compared to 2005                       2007 compared to 2006
Change in dwt (%)                         no. of vessels   Changein dwt (%)           no. of vessels
MR                12                        65                16                        92
LR1               27                        52                26                        60
LR2               11                        14                8                         11
Total             16                        131               16                        163

Source: Fearnleys

PRODUCT TANKERS BY YEAR OF CONSTRUCTION
[GRAPHIC OMITTED][GRAPHIC OMITTED]


2006 saw a substantial addition of new tonnage. This expansion is set to continue in 2007, when the fleet is expected to increase by just over 16% in line with 2006, resulting in a total fleet of 1,141 vessels, 683 of which will be MR tankers, 296 LR1 tankers and 162 LR2 tankers.

As a result of the product tanker market remaining strong during 2006, scrapping activity was limited. In 2007, the scrapping activity is again expected to be insignificant, and will therefore not reduce the size of the fleet to any noticeable degree.

The total product tanker order book for delivery in the period 2007-2011 presently comprises a total of 572 vessels out of an existing fleet of 978 vessels, corresponding to 58%. The effect of this on each business unit is that the MR fleet will be increased by 43% over the period, LR1 by 112% and LR2 by 37%. The relatively larger number of contracted vessels in the LR1 segment should be seen in the context of the very low number of vessels constructed in the 1990s in this segment as a result of the introduction of LR2 vessels entering the market then and the poor product tanker market conditions during most of that period.

For the time being, 2008 is expected to be the year with the largest newbuilding programme. Subject to some extent to developments in freight rates, the IMO regulations on the phasing-out of single-hulled tankers by 2010 will, however, mean a gradual reduction of the older part of the fleet to the benefit of the overall fleet development. Some 14% of the existing product tanker fleet is expected to be phased out in accordance with IMO regulations in the period up to 2010.

The rate at which the older tonnage is phased out could well increase further in the coming years as certain major oil companies are not using tonnage that is more than 20-22 years old, and in case the freight market should become less attractive.

Panamax bulk
The bulk markets have tended toward larger units in the past thirty years. The sizes of vessels as well as of cargos have also increased. Whereas a Panamax vessel used to have a size of 50-60,000 dwt, this size today corresponds to the capacity of a modern Handymax vessel. A modern Panamax vessel, which is the vessel size operated by TORM, today has a size of some 83,000 dwt, vs. some 75,000 dwt a few years ago. Their sizes are already rising further, and a Panamax vessel is expected to grow to approximately 100,000 dwt within a few years. The Panama Canal is less important to the Panamax segment, as the number of types of cargo suited to this segment has dropped in recent years, while growing in size.

The Panamax segment - bulk vessels with a size of 60-100,000 dwt - comprised 1,408 vessels, and the order book totalled 224 vessels (source: Fearnleys).

Unlike product tankers, the contracting activity in the Panamax segment has remained at a relatively normal level in recent years as a result of the heavy demand for other types of vessels preferred by the shipyards due to their greater earnings on these. The total order book comprises 16% of the existing fleet. However, the many new shipyards being established in China in recent years are expected to build bulk carriers, including Panamax vessels, and thus increase the order books, although with delivery after 2009.


PANAMAX FLEET BY YEAR OF CONSTRUCTION
[GRAPHIC OMITTED][GRAPHIC OMITTED]


New Markets
An ever-increasing proportion of the global consumption of commodities such as oil, coal and iron ore are demanded and consumed by "new" markets such as China and, to some extent, India. Consequently, freight rates for bulk carriers in particular and, to a lesser extent, product tankers are dependent on developments in these countries. China is today the world's fourth largest economy (source: IMF).

Bulk
China and India are key to developments in the bulk markets. These two countries' increased imports and, to some extent, exports of bulk commodities increase the transportation to and from distant countries, which occupies a major part of the bulk fleet. This trend is expected to continue in the coming years.

During certain periods of the year, the increased demand for bulk carriers means that a number of ports do not have the required capacity to handle vessels sufficiently quickly. The consequence is an increased number of waiting days tying up part of the fleet. This situation is expected to persist for some time to come, as the infrastructure in terms of ports, roads and railways has not been developed sufficiently yet.

Product Tankers
The new markets only account for a limited share of the global demand for refined oil products. For example, China and India mainly import crude oil, which they process at their own refineries. In TORM's assessment, the new markets thus do not have a significant effect on product tanker demand.

However, TORM expects markets outside the Western Hemisphere to become increasingly important in view of the expansion of refinery capacity in countries far from the main consuming areas.

Increased regulation and supervision TORM is experiencing increased focus on regulation of conduct, not only by national and international authorities, but also by stakeholder organizations. The industry consolidation among oil companies and the increased regulatory requirements as to such companies' environmental safety, etc. has also prompted the oil companies to toughen their demands toward the vessels and shipping companies transporting their goods. TORM and other shipping companies constantly have to face new regulations, and ensuring that the continuous changes are correctly implemented requires permanent resources, regular adjustment of procedures and, often, additional investment.

Financial reporting regulations are converging toward common international standards, which for TORM and most other large companies means more, and often significant, changes to their accounting policies almost every year. The public regulators are accordingly intensifying their supervision of companies' compliance with these accounting standards, and the fear of sanctions may cause companies and their auditors to focus heavily on compliance with formal requirements, occasionally appearing to give this a higher priority than relevant information.

Similarly, TORM is experiencing stricter stock exchange requirements in terms of corporate governance, internal controls and public disclosure of information on these issues, as well as stricter requirements from the competition authorities as to the Company's contractual matters.

Most important for TORM, however, is the restrictive regulation in respect of the construction, equipment and operation of tankers. The International Maritime Organization (IMO) under the auspices of the UN passes a steady stream of new rules, which are subsequently ratified by the member countries and incorporated in national law. In addition to the international regulations, organizations such as the EU and the United States Coast Guard regularly tighten these requirements. Finally, it is not unususal that further requirements are added at national level on top of the IMO requirements.

Stricter requirements
In the past few years, the IMO has introduced rules shortening the useful lives of vessels and tightened vessel structure requirements, which has narrowed the shipowners' earnings base and pushed up the costs of acquiring and operating vessels.

Among the more recent major changes is the implementation of the MARPOL Annex II changes, which mean that some of the products that TORM transports in tankers are changing classification from oil products to chemical pro-ducts. Among these are certain vegetable oils. To transport these products in the future, vessels must be upgraded to a combination of oil and chemical tankers.

Notice of statutory changes is usually given sufficiently long before they come into force in order for companies to be able to implement the necessary technical and procedural changes in due time.

However, in the current market, it is far from enough to be able to fully comply with statutory requirements. A number of stricter requirements from customers, NGOs and other stakeholder organizations must be addressed in order for vessels to secure the most attractive cargos. Such requirements are often far stricter than the statutory requirements.

An example of this is the Tanker Management and Self Assessment (TMSA). These rules have been issued by the Oil Companies International Marine Forum (OCIMF). The TMSA is a set of guidelines setting out best practice for tanker operators. These guidelines cover the safety aspects of tanker operations in respect of procedures for the land-based organization as well as of onboard operations. Procedures and operations are reviewed in twelve main areas, and the results are reported to the oil companies, which use the information to select the vessels to transport their cargos.

On a scale from 1 to a maximum of 4, TORM's TMSA score is currently 3. The Company is continually striving to raise it to achieve the highest possible level of acceptance from the oil companies.

In connection with the review of TORM's safety and quality systems, several areas were identified in which current practice may be improved. For example, the procedure for the risk assessment of major process changes has been improved, including a performance evaluation of officers and captains, requiring the four most senior officers on each vessel to evaluate each other in a so-called 360(degree) evaluation. This untraditional approach was well received on board the vessels.

TORM operates under various other voluntary authorities such as ISO 14001 and Green Award. These regimes are also stricter than the level required under statutory regulation.


THE Necessity to be proactive
It is necessary to maintain a high knowledge level, keep resources ready and adopt a proactive approach to customer requirements and possible future requirements, as implementing systems takes some time. Often, it is not enough to change processes and to implement the changes. Staff must also be trained to meet the requirements.

To maintain its market position, it has been essential for TORM to start reviewing systems and procedures at an earlier stage than required by TMSA, to implement the changes and to train crews and relevant land-based staff. The oil companies have been very interested in obtaining assessments of the shipping companies' TMSA status as early as possible, and TORM has also participated in office audits by two oil companies for the purpose of verifying the Company's TMSA status.

In order to maintain a proactive approach to future customer and regulatory requirements, it is important to communicate openly in relevant work groups and participate in industry seminars. A great deal of importance is attached to the participation in such groups, and this investment pays off in the form of a continuously updated view of the direction of current trends. For the same reason, representatives of the Company are also active in INTERTANKO, ITOSF and various technical committees under the Danish Shipowners' Association, etc. as well as in classification relations.

New IMO rules
The International Maritime Organization (IMO) is an agency of the United Nations. IMO's main task is to develop and maintain a comprehensive regulatory framework for shipping and its remit today includes safety, environmental concerns (MARPOL), legal matters, technical co-operation and efficiency of shipping. In 2004, the IMO adopted a code for the construction and equipment of ships carrying dangerous chemicals in bulk (the IBC Code). The code came into force in January 2007.

The IBC Code prescribes the design and construction standards of ships involved in the mentioned types of carriage and the equipment such ships should carry in order to minimize the risk to the ship, its crew and to the environment and having due regard to the nature of the products being transported.

Some products that were previously transported on board regular MR tankers have now been redefined as chemicals and will consequently be required to be transported by fully certified chemical carriers. In IMO terms, chemical carriers are often referred to by their ship type (1, 2 or 3; type 1 being the highest standard). This is a parameter based on a ship's cargo tank configuration and its ability to withstand collision or grounding damage.

TORM is in the final stage of upgrading the six MR tankers (TORM MARY and five sisters) to comply with the requirements set out by the IBC Code for certified type 2 chemical tankers, thus enabling the Company to remain in this business unit. In the future, certain vegetable oils will require transportation in type 2 or type 3 tankers.

Seven more of the Company's MR tankers will also be converted to type 2 specifications, and all the Company's MR tankers under construction will also be certified as type 2 tankers.

Additional training has been arranged to upgrade masters', deck officers', chief engineers' and 1st engineers' certificates to the chemical tanker trade and subsequent courses will be held as required.

The Company's Quality and Safety Management System (QMS) has been revised in order to address the new requirements.

The MARPOL requirements to tankers carrying bioethanol are expected to be published in April 2007. The Company expects to be able to meet these requirements, initially with the 13 ships currently being converted to carrying type 2 products.


"Greater Earning Power"
At the turn of the year 2006/07, the Board re-assessed the strategy "Greater Earning Power" in order to ensure that TORM's leading and profitable position is sustained, with a primary focus on product tankers. The plan is maintained, but is broadened and made more precise in certain areas.


The plan is thereafter to accelerate the implementaion of the strategy of recent years with a continuing focus on product tankers and, on a smaller scale, dry bulk. The plan emphasizes building an organization that operates globally and develop-ing the necessary staff competences, with particular focus on strengthening Management education according to the strategy's level of ambition.

The aim is to increase the number of earning days significantly, provided that the growth is profitable. Based on TORM's existing order book and vessels chartered in as of 1 January 2007, the number of earning days will increase by 35% by year-end 2011.

The strategy covers the following focus areas:

o The aim is to provide shareholders with a high long-term return on invested capital and on their investment in TORM shares both through the development of the share price and through dividends.

o Optimize the capital structure of the Company, utilize the strong balance sheet and use commercial opportunities for joint ventures and cooperation with the goal of achieving faster and greater growth.

o To achieve significant growth in both the product tanker and dry bulk segments.

o Product tankers will remain the most significant business area, and growth should in general be generated within the existing business units: MR, LR1 and LR2.

o Investments will primarily be made in the product tanker segment, while growth in the dry bulk segment is principally to be generated by chartering in vessels and/or exercising purchase options.

o To limit tied-up capital and increase flexibility, the Company is in the longer term seeking a fleet composition of approximately 70% owned vessels and 30% chartered vessels.

o The Company will use its strong market position to compile and utilize valuable knowledge and understanding of market dynamics in order to improve the basis and speed of decisions and consequently the quality of critical decision making.

o The plan comprises activities aimed at the continued development of the Company's organization and employee competences with a focus on Management development and expansion of the Company's leader-ship capabilities.

o For the purpose of strengthening its customer service, the Company will continue the expansion of its own organization and develop the collaboration with pool partners in the most important geographical areas.

Tanker Division
It is TORM's goal to be a consolidator of the product tanker market within the LR2, LR1 and MR segments and thereby become the undisputed leading player in this market. This development should come about through growth within each pool, but first and foremost through organic growth. A stronger market position is expected to improve earnings as it will enable the Company to offer customers increased flexibility and capacity. At the same time, efficiency is improved as a result of improved vessel utilization and economies of scale in purchasing, manning and operations.

TORM anticipates being able to expand its product tanker fleet, primarily by continuing its extensive newbuilding programme and additionally through the purchase of existing vessels or fleets or through mergers with other companies, should this be judged to be beneficial to the Company's further development. Furthermore, TORM will increase the number of long-term chartered vessels and if possible, with purchase options.

Bulk Division
TORM expects to slowly increase its exposure to the bulk market if this is judged to be financially viable. The bulk market is highly fragmented, and TORM sees no possibility for market consolidation in the next couple of years.

Growth will principally come about by chartering in vessels, unless potentially interesting investment opportunities arise, as the Company finds chartering to be the most economical way of strengthening its market position. The strategy for the Bulk Division is based on chartering in tonnage for longer periods combined with purchase options, if possible.

Having sold the Company's Handysize vessels in 2006, the Bulk Division now focuses exclusively on the Panamax market.

It remains the Company's policy to hedge a significant part of the risk of freight rate fluctuations.

Financial strategy
The Company enjoys a very solid financial foundation, which ensures that there is capacity available for further profitable expansion.

The timing of investment and assumption of liabilities is essential in shipping. In light of the high tonnage prices combined with TORM's criteria for returns on investment, prudence and caution is the proper approach. It is against this background that TORM wishes to retain a significant financial capacity to undertake investments when the timing is right.


Human Resources

In a dynamic, international and highly competitive market, TORM needs to be able to attract and retain the most capable commercial and technical staff.

Ashore
In order to be an attractive workplace, TORM focuses on employee training, providing challenging jobs, a good physical and psychological work environment and attractive salaries.

A large number of new employees have been hired in the course of TORM's expansion in recent years, and the average seniority is seven years. Additional staff were recruited to establish larger and more efficient chartering, operating and technical support units, ensuring professional, efficient and strong teams to operate the Company, which is vital for its continued growth.

In order to attract the right employees, the HR Depart-ment increased its resources in 2006, focusing on job introduction, training and development for all employees. It is particularly important to maintain the best of the dynamic TORM spirit, so that it can bind the Company together as a coherent unit as it expands in numbers of staff and locations. This work will receive further attention in 2007 with courses and seminars on TORM's values and corporate culture.

In TORM's further expansion, it is essential that the Company is able to continually build a staff of talented, internationally competitive employees. One measure of ensuring this is the targeted trainee program, which was expanded in 2006 - in part in collaboration with other leading shipowners - to enable the Company to offer traineeships combining practical training with a sound theoretical education. The latter is organized in collaboration with Esbjerg Handelsskole and Copenhagen Business School in the form of an HD graduate degree with the possibility of a subsequent MBA degree.

TORM has a staff retention policy, which focuses not only on competitive salaries but also on the competences, development needs and training of each individual employee, from a professional, a personal as well as a management perspective as part of a planned carrier.

The competition for employees in the shipping industry is intense, but TORM has succeeded in attracting competent employees in all functions. A staff turnover of 8% is proof that the Company has been able to attract and retain competent people. Furthermore, a low sickness rate of 2% indicates that high commitment levels and a positive work environment exist in TORM.


At sea
TORM continues to train officers and to take on new trainees each year. At the end of 2006, the Company employed approximately 50 Danish trainee officers at various stages of training. To strengthen its position in the fierce competition for qualified seamen, the Company has decided to increase the number of Croatian seamen, including hiring of Croatian cadets.

The turnover of seamen is still satisfactory at just over 5%. This level is considered low.

To strengthen the sense of solidarity among the seamen and allow them to profit from each other's experience, an international seminar was held in Cebu in the Philippines, attended by officers from Denmark, the Philippines and Croatia. The seminar was very success-ful and will be followed up by similar events in Denmark and Croatia in 2007.

In order to better equip future captains and chief engineers to perform their work and in order to strengthen land-sea communication, the Company decided in 2006 that chief officers and second engineers selected for promotions are to undergo training programs of up to three months' duration at the Copenhagen head office.

In 2006, the TORM Training and Competence Platform (TTCP) was implemented following a pilot project testing the system on a single vessel at the end of 2005. The system is used to register documentation of training and assessments as well as for information and knowledge-sharing purposes. The system was well received, and its implementation proceeded according to plan.

TORM's office in Manila extended its staff as the office took over the accounting function for all Philippine seamen - a task that was previously handled externally.

Safety and quality

The safety of staff and vessels and the service TORM provides is vital to the Company. TORM is therefore continually seeking to develop systems and competences to ensure that all of the Company's employees focus on safety and quality in everything they do.

TORM continually focuses on safety and environment onboard its vessels, and this proactive approach limits the risk of incidents and accidents. The number of accidents per million exposure hours (the Lost Time Accident Frequency or LTAF) was 1.3 in 2006 (2005: 2.1). This level is considered satisfactory, as TORM's target is 1.5.

TORM's system of reporting near-accidents has been crucial to the high degree of safety onboard the Company's vessels. When a person onboard a vessel or ashore is involved in a near-accident, the incident is reported to the Safety Department where the details of the report are then assessed and the lessons to be learned recorded. The details of the reports and the lessons learned are then distributed throughout the fleet. And to further learn from experience, TORM is participating in a project with other Danish shipowners to compile and maintain a database of information on relevant incidents.

In order to obtain ISO-14001 certification, TORM in 2006 began implementing the system in the Company's existing Quality Management System (QMS), which has highlighted the environmental aspects of TORM's operations. To increase the Company's knowledge of the environmental impact of day-to-day operations and maximize the environmental investments, the Company has collected data across vessels and offices.

Environmental management requires that the Company is aware of environmental impacts and sets realistic goals for the reduction of spills and emissions of environmentally hazardous agents.

In 2006, the guidelines for inspection of the Company's vessels were reviewed. These guidelines are in the form of Vessel Inspection Questionnaires and procedures in relation to the International Safety Guide for Oil Tankers and Terminals. As a result of the review, changes were made to the requirements as to the vessels' equipment, training and aid.

External requirements
In 2006, TORM focused particularly on ensuring compliance with the Company's external requirements by such external parties as the Oil Companies International Marine Forum (OCIMF), the International Maritime Organisation
(IMO), classification companies, states of registration, customers, ports and countries of call.

Changes to the IMO rules regarding transportation of chemicals by tankers have specified the definitions of products and the requirements of the vessels allowed to transport various products.

Newbuildings
TORM has seconded a team of employees to each of the three Chinese shipyards with which the Company has placed orders for newbuildings, to supervise construction so as to ensure that the Company's high newbuilding standards are met. A team consists of some twelve persons possessing special shipbuilding competences. Throughout the construction period, the team is led by either a captain or a chief engineer from TORM's fleet in collaboration with local experts.

Because of the great demand for new vessels, three to four years often pass between the time of ordering and delivery of a tanker. The period from when the shipyard begins cutting the steel until the tanker is delivered is about one year. It takes five months to manufacture vessel parts, which may weigh up to 250 tons, and another three months to assemble the parts in a dry dock. After the launch, it takes another four months to finish the painting, equipment and trials of the vessel before delivery.

Managing risk and exposure

TORM operates globally, and consequently the Company is exposed to changes in economic, political and legal circumstances. Furthermore, owning and operating vessels is a business highly sensitive to macro-economics and imposes a number of risks on the industry's participants.

The Board and Management continuously receive and evaluate information on the development in and monitoring of the Company's risk factors.

Commercial risks

Political AND MACROECONOMIC risks
In shipping there are considerable political risks which can result in significant volatility in earnings. TORM's analyst function monitors product tanker and bulk market trends as well as the global economic trends that are likely to affect the Company's business areas. These ongoing efforts are designed to ensure that the Com-pany's strong commercial expertise is complemented with thorough analyses in order to improve the basis for the Company's decisions, and thereby reduce risks and capitalize on potential business opportunities.

Earnings volatility
The Company's income is principally generated from individual voyages, fixed at rates reflecting prevailing market conditions with an average duration of 20-40 days, and to a lesser extent, from time charter agreements, typically of 6 to 12 months' duration. As such, TORM is exposed to the considerable volatility that characterizes the freight markets. By participating in well-established pool arrangements, TORM reduces its risk to a degree, primarily via a greater geographical spread and fewer waiting days which are the direct results of the greater market presence offered by pooling.

Freight income is to a certain extent covered against volatility through the use of cargo contracts, FFAs and time charters, and in 2006 almost 40% of freight earnings deriving from the Company's tankers were secured in this way. Time charter parties accounted for 70% of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. TORM has during 2006 started to apply hedge accounting to certain FFA contracts.

In order to achieve a greater degree of control over the Company's freight positions, the Company, in collaboration with an external partner, has developed a Risk Manage-ment system based on the Value-at-Risk method.

Technical and operational risks
In addition to Value at Risk, the risk aspect is dealt with on an ongoing basis in many parts of the organization. This is also true for the Safety & Quality Department, which continually focuses on ensuring that the Company's owned tonnage and its staff comply fully with external requirements such as regulatory requirements and certifications, etc.

Purchase and sales price fluctuations
The fleet expansion taking place, particularly in the Tanker Division and primarily through a substantial newbuilding program, also encompasses a number of risk elements. These include the timing of the placing of contracts and the value of the vessels, which can vary considerably during their lifetime. Based on an overall portfolio approach and consistently maintaining strong financial resources, the Company's strategy is to be in a position to purchase and sell tonnage when the timing to do so is considered optimal.

With regard to TORM's newbuilding programme, with 17 vessels on order at Chinese shipyards at year-end, the yards have issued guarantees for the Company's prepayments made through the construction period. All guarantees have been arranged via state-owned banks. At the end of 2006, prepayments to these shipyards totalled USD 183 million.

Fleet insurance
The Insurance Department ensures that the Company as a minimum complies with insurance requirements made by authorities as well as commercial and financial business partners. The Company also takes out other forms of insurance to minimize risk, including consequential loss insurance.

In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents. In order to reduce or eliminate any financial loss and/or other liability that the Company might incur in such a situation, the fleet is insured against various types of risk.

The total insurance program comprises a broad cover of risk in relation to the operation of vessels and transportation of cargos, including personal injury, environmental damage and pollution, third-party casualty and liability, hull and engine damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding at least to their market value plus a margin to cover any fluctuations. All vessels are furthermore insured for loss of hire for a period of up to at least 90 days in the event of a casualty.

The Company's policy is to the extent possible to place insurances with the most highly rated insurers - presently some 8-10 companies along with two P&I clubs to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and the Company's vessels are insured with the maximum cover offered. P&I clubs differ from traditional insurance companies as the participants are jointly liable, and as a participant upon withdrawal from a club remains liable for claims arisen in the period prior to withdrawal, unless the participant pays a release call. The Company does not expect to pay any amounts to P&I clubs relating to the period prior to 31 December 2006 in addition to the agreed premium payments. Insurances are only arranged with companies with a rating of BBB or better.

Bunker price fluctuations
The Company's operating result is affected by movements in the price of fuel oil consumed by the vessels - known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements for a period of up to 12 months forward. TORM has during 2006 started to apply hedge accounting to certain bunker hedges.

In light of the Company's pool arrangements, bunker requirements of tankers are not hedged individually in respect of cargo contracts or other forms of bunker hedging. Instead, bunker hedging is planned taking into account the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

For bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments, but the requirements are generally less, given that a larger part of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

USE OF DERIVATIVE FINANCIAL INSTRUMENTS
The Company sets up all bunker hedging, and indeed any other form of hedging, entirely on the basis of the specific market hedging requirements. In general, hedge accounting is applied systematically and is based upon policies.

On a limited scale and within the boundaries set out by the Board of directors, the Company from time to time enters into FFA and bunker contracts as a supplement to the physical positions in vessels.

Credit risks
The Group's credit risks are associated partly with receivables, cash and cash equivalents and partly with derivative financial instruments with positive fair value. The maximum credit risk associated with financial assets is equal to the values recognized in the balance sheet.

The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies in all essentials are being affected by the same risk factors as those identified in TORM's Tanker Division. TORM has a credit policy under which a continued credit evaluation of new and existing customers take place.

For long standing customers, it is normal practice that the payment of freight takes place after a vessel has discharged her cargo. For newer, smaller and less well-known customers, the Company's financial risk is limited by the fact that most often it is a condition that freight is paid prior to the cargo's discharge or, alternatively, that a suitable guarantee is placed in lieu thereof. The Company's receivables therefore primarily consist of receivables from cross-over voyages and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payment or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97-98% which is considered to be satisfactory given the differences in interpretation of event. Demurrage represents approximately 4% of the total freight earnings.

Financial risks

Exchange rate risk
As TORM uses USD as its measurement currency and most of the Company's transactions are denominated in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

Exchange rate risks are assessed in relation to USD, and as the Company's policy is to minimize the impact of exchange rate fluctuations on the financial statements and on the financial position of the Company, typically by entering into forward contracts. The expected cash flow in relation to the payment of technical expenses in non-USD related currencies, wages, salaries and other administrative expenses and dividends are typically hedged for a period of up to twelve months ahead.

Interest rate risk
TORM's interest rate risk generally relates to its interest-bearing mortgage debt. All the Company's loans for financing vessels are denominated in USD, and most carry variable interest.

In certain cases, the Company utilizes financial instruments to manage the effects of interest rate changes on earnings and cash resources. The Company typically uses interest rate swaps, which are entered into for periods of up to five years, although typically for two to three years when acceptable interest rate levels can be obtained. For shorter interest rate hedging, the Company from time to time uses FRAs.

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements.


CORPORATE GOVERNANCE

Good corporate governance is a key element in the creation of shareholder value and in gaining the trust of customers, partners and the financial markets.

It is TORM's policy to ensure that the Company is at all times managed in an orderly and proper manner in accordance with the regulation applicable in the countries in which the Company operates and with the codes imposed by the stock exchanges on which the Company is listed. The principal entities in the Group are located in Denmark and Singapore, and the Parent Company is listed on the Copenhagen Stock Exchanges in Denmark and on the NASDAQ Stock Market in the US.

For an overview of Danish corporate governance and key differences between corporate governance in Denmark and the Anglo-Saxon practices, please refer to the Company's website www.torm.com.

With the information provided below it is the opinion of the Board that the Company follows the recommendations for good corporate governance from the Copenhagen Stock Exchange on a comply-or-explain basis.

Management structure
In accordance with Danish company legislation, TORM has a two-tier management structure. The Board of Directors ("the Board") is entirely comprised of persons not involved in the day-to-day management. The non-executive Board of Directors acts as a sparring partner as well as a controlling organ for Management, who in turn is responsible for the day-to-day management of the business. No one serves as a member of both the Board and Management but Management normally participates in Board meetings. The main responsibilities of the Board are to safeguard the interests of sharehold-ers, to supervise the activities of the Company and ensure that the Company is properly managed in accordance with the articles of association, laws and regula-tions, and to lay down the commercial objectives and the strategic development of the Company.

The Board has laid down clear management guidelines and a code of ethics and conducts in order to ensure that the Company is managed and business activities are carried out in a manner in which trustworthiness and ethics are at the core. These values are at the foundation of the Company and contribute towards the creation of value for the Company and its shareholders.

TORM's Board and Management have an ongoing dialogue to continually improve the management of the Company. The Board meets a minimum of five times per annum according to the rules of procedures for the Board of directors and Management. In 2006, 15 Board meetings where held. The Board lays out clear policies and directives for Management's implementation. The Management in turn implements these guidelines in their day-to-day management.

TORM's Board consists of seven members of which five are elected at the Annual General Meeting and two are elected by the employees in accordance with Danish legislation. The majority of the Board members elected at the Annual General Meeting are considered independ-ent as defined by the Danish Corporate Governance Recommendations while two members, Stefanos-Niko Zouvelos and Gabriel Panayotides, are related to the Company's largest shareholder, Beltest Shipping Company Ltd., and the ultimate beneficiary of this company, respectively.

The Board members including the members elected by the employees are elected for a 4-year term. The appropriateness of the length of the election period is evaluated periodically, and it is the opinion of the Board that the 4-year term currently constitutes an appropriate balance between replacement and continuity. Board members shall normally retire at the Annual General Meeting held in the year in which they attain the age of 65. The Board members elected by the employees have the same rights, obligations and responsibilities as the directors elected at the Annual General Meeting.

It is the opinion of the Board that policies and guidelines concerning the management of the Company and its inter-action with stakeholders are in accordance with the recommendations for good corporate governance from the Copenhagen Stock Exchange and are formalized to a degree that is consistent with the size of the Group and the complexity of its activities. The Board regularly evaluates the work, results and composition of the Board and Management. The Board will introduce a structured evaluation process in 2007 and provide information on this process in future annual reports.

The Board has formed an Audit Committee that meets at least twice per annum. In 2006, two meetings were held. The Audit Committee has two members elected by the Board among its members. The Audit Committee assists the Board with the oversight of financial reporting, internal controls and auditing matters as well as the organization of work and complaints handling in relation to such matters.

Additionally, the Board has formed a Remuneration Committee that meets at least twice per annum. Two meetings were held during 2006. The Remuneration Committee has two members elected by the Board among its members. The Remuneration Committee assists the Board with reviewing the performance of Management, the remuneration to Management and the Company's general remuneration policies.

Remuneration to members of the Board and Management
The amount and components of remuneration to the Board and to Management is presented in note 4. It is not currently considered useful to disclose the remuneration to the individual members of the Board and Management. Members of Management receive a fixed amount and a discretionary bonus based on individual and company performance. Board members receive a fixed amount. In order to attract, retain and motivate qualified executive managers, remuneration is based on the nature and quality of work, value creation to the Company and remuneration at comparable businesses. It is the Board's opinion that the remuneration and the general terms of employment of Management are in accordance with market conditions. TORM does not currently have any incentive programs.

Risk Management
Management is responsible for the identification and assessment of risks and for the initiation of appropriate mitigating action. Management is also responsible for the periodical presentation of major risk and changes herein to the Board. The Board reviews the major risks and discusses risk developments with Management as deemed appropriate and at least once a year. Major risks include geopolitical, financial, insurance and environmental issues.

Internal control
TORM is obliged in connection with the NASDAQ listing to comply with a number of standards, rules and regulations aimed at good corporate governance under the Sarbanes-Oxley Act, covering American and foreign private issuers, of which the most important are the requirements listed in Section 404.

TORM has in 2006 completed the process of becoming compliant with the Sarbanes-Oxley Act, Section 404. TORM must ensure by actual testing that there are no material weaknesses in the internal controls, which could potentially lead to a material misstatement in the financial reporting. Management's conclusion and the auditor's evaluation of the internal controls and the testing performed by Management will be included in the first coming Form 20-F filing to the US Securities and Exchange Commission.

As part of the internal control system, the Board has set up a whistleblower facility allowing employees, business partners and others to file complaints to an independent lawyer's office solicited by the Board concerning breaches of laws, regulations and good business conduct by TORM representatives. Complaints may be filed anonymously.

In addition to secure compliance with the relevant laws TORM believes that the increased focus on internal controls and risk management will contribute positively to improve the efficiency of the Company's business procedures and processes and thereby earnings both in the short and long term.

Shareholder relations

TORM aims to provide relevant and accurate information to its stakeholders for their assessment of TORM as a business partner and an investment object.

TORM's share capital consists of 36.4 million shares of DKK 10 each. The shares are issued to bearer and listed on the Copenhagen Stock Exchange and on NASDAQ in the form of American Depositary Receipts (ADRs).

TORM's share price rose by 22% in 2006, standing at DKK 372 at the end of the year vs. a price of DKK 305 at the end of 2005. Including the dividend of DKK 23 per share, the shareholders received a total return of 30% in 2006. Thus the market capitalization of the Company's shares was DKK 13.5 billion at the end of 2006. The overall daily turnover of TORM shares averaged approximately DKK 50 million (USD 8-9 million) in 2006.

TORM is included in the Nordic Exchange's leading equity index, OMX-C20. TORM aims to ensure that existing and prospective investors are at all times sufficiently informed about important developments and that the Company is perceived to be professional, approach-able and trustworthy.

TORM has in recent years maintained close contact with the financial markets by means of presentations, investor meetings and telephone conferences as well as interim and full-year financial reports. The driving force behind these efforts is a wish to increase awareness of the Company in order to provide an improved basis for stakeholders to assess TORM as a business partner, investment object and borrower. In 2006, approximately 100 meetings were held with investors and analysts in Denmark, the Nordic region, Europe and the US.

Shareholders
TORM had more than 9,600 registered shareholders as at 31 December 2006, representing 86% of the share capital. At the end of the year, approximately 10% of the share capital had been converted into ADRs.

The following shareholders have notified the Company pursuant to section 29 of the Danish Securities Trading Act that they hold more than 5% of the shares.

                                                              Percent
Beltest Shipping Company Ltd., Cyprus                         32.2%*)
Menfield Navigation Company Limited, Cyprus                   20.0%
A/S Dampskibsselskabet TORMs Underst0ttelsesfond (Cph)        6.3%
In addition, TORM holds 4.9% of its own shares.

*) Announcement no. 12/2006 from TORM

Dividend
The Board regularly reviews the Company's capital structure, including future dividends relative to the Company's strategy, future obligations, market developments and shareholder interests. For the financial year 2007 and beyond, the Company intends to recommend the payment of dividends to the shareholders of up to 50% of the net profit for the year.

For 2006, the Board recommends to the Annual General Meeting that a dividend of DKK 11.5 (USD 2.0) per share be paid (2005: DKK 23 (USD 3,6)). The dividend payment totals DKK 419 million (USD 74 million) corresponding to a return of 3.1% based on the share price at the end of 2006.

The following analysts cover the TORM share
ABG Sundal Collier
Danske Equities
Carnegie
FIH
Gudme Raaschou Bank
Handelsbanken Capital Markets
Jefferies & Company, Inc.
Nordea Markets
Pareto Securities
SEB Enskilda
Standard & Poor's
Sydbank

Announcements to the Copenhagen Stock Exchange in 2006

01    08 March      Annual Report 2005
02    27 March      Notice of Annual General Meeting
03    04 April      Shareholding in NORDEN
04    19 April      Annual General Meeting
05    27 April      Sale of two bulk carriers and increase in guidance forecast
06    09 May        First quarter 2006 report
07    02 June       Retirement of CFO
08    28 July       Sale of three bulk carriers
09    09 August     First half 2006 report
10    07 November   Financial calendar 2007
11    08 November   Third quarter 2006 report
12    27 November   Message from shareholder (Beltest)
13    03 December   TORM's evaluation of the Company's assets
14    12 December   Information from shareholder (Beltest) and the Board of TORM


Financial calendar 2007

05 March          2006 Annual Report
17 April          Annual General Meeting 2007
09 May            First quarter 2007 results
09 August         First half 2007 results
08 November       Nine months 2007 results


Investor contact

Thomas Andersen, IR Manager +45 3917 9343; e-mail: tha@torm.com


TORM SHARE PRICE - COPENHAGEN 2006
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TORM SHARE PRICE - NASDAQ 2006
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AVERAGE DAILY VOLUME ON THE COPENHAGEN STOCK EXCHANGE IN 2006
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AVERAGE DAILY VOLUME ON NASDAQ IN 2006
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

                                    FINANCIAL
                                   STATEMENTS

FINANCIAL REVIEW

Net profit for the year decreased by 22% to USD 235 million in 2006 from USD 299 million in 2005 resulting in earnings per share (EPS) of USD 6.8 in 2006 against USD 8.6 in 2005. Excluding profit on sale of vessels of USD 54 million and the increase in dividend from Dampskibsselskabet Norden A/S of USD 13 million compared to the previous year, the profit before tax for the year was USD 174 million, which is slightly better than expected as reported at the beginning of the financial year.

The lower profit compared to 2005 is primarily due to lower freight rates in both segments and increased expenses and depreciation due to the expansion and renewal of the fleet of owned and chartered vessels.

TORM's total assets increased by USD 279 million in 2006 to USD 2,089 million from USD 1,810 million in 2005. The most significant developments behind this increase are a net increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels, including vessels held for sale, of USD 113 million mainly due to fleet renewal, an increase in the carrying amount of the shares in Norden of USD 281 million, and a decrease in cash and cash equivalents of USD 124 million.

The equity increased by USD 376 million in 2006 to USD 1,281 million from USD 905 million in 2005. The significant increase in equity is mainly due to the profit for the year and value adjustment of the Company's investment in Norden less dividend paid out. TORM's total liabilities decreased by USD 97 million in 2006 to USD 808 million from USD 905 million in 2005 primarily due to repayment of mortgage debt and bank loans.

NET EARNINGS FROM SHIPPING ACTIVITIES
TORM's total net revenue in 2006 was USD 604 million as compared to USD 586 million in the previous year. TORM's revenue is derived from two segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter, and TORM is neutral to the charterer's choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM's time charter equivalent earnings in 2006 were USD 455 million compared to USD 464 million in 2005. This modest decrease in the TCE was due to lower freight rates in both segments, the effect of which was almost fully offset by the increase in earning days in the Tanker Division.

TANKER DIVISION
Revenue in the Tanker Division increased by 18% to USD 494 million from USD 418 million in 2005, whereas the time charter equivalent earnings increased by USD 43 million or 14% to USD 351 million in 2006 from USD 308 million in the previous year.

In 2006, the delivery of two newbuildings in the LR2 business area was the primary reason for the increase in the number of available earning days by 412 days or 21% resulting in an increase in earnings of USD 14 million. TORM also took delivery of two vessels, which had previously been chartered in and, thus, did not affect the number of earning days. Freight rates that were on average 16% lower than in the previous year decreased earnings by USD 13 million.

In the LR1 business area, the Company added five vessels to the chartered fleet, and the vessels delivered to the owned fleet during 2005 had full effect in 2006. These were the most important factors behind the increase in the number of available earning days by 1,608 days or 58% from the previous year, resulting in an increase in earnings of USD 52 million. The decrease in average freight rates of 14% reduced earnings by USD 20 million from the previous year.

In the MR business area, the net delivery of five vessels to the fleet during 2005 had full effect in 2006 causing the number of available earning days to increase by 918 days or 16%, which increased earnings by USD 24 million. The average freight rates were 6% lower than in the previous year, which affected earnings negatively by USD 10 million.

The net increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.


The table below summarizes the earnings data per quarter for the Tanker
Division.

Earnings data for the Tanker division

USD/day                             2005    2006     2006     2006     2006     2006    Change in %
                                    Total   Q1       Q2       Q3       Q4       Total   2005-2006
LR2/Aframax vessels
Available earning days               1,989     529      527      642      703    2,401   21%
TCE per earning day*)               34,019  40,814   21,507   27,282   25,940   28,641  (16%)
OPEX per earning day**)             (5,612) (5,464)  (6,695)  (7,141)  (5,614)  (6,032)   7%
Operating C/F per earning day***)   21,234  30,787   12,058   17,333   18,674   19,571   (8%)

LR1/Panamax vessels

Available earning days               2,751     912    1,060    1,194    1,193    4,359   58%
TCE per earning day*)               32,099  32,845   23,530   28,843   25,588   27,497  (14%)
OPEX per earning day**)             (5,903) (5,730)  (5,254)  (6,450)  (5,109)  (5,631)  (5%)
Operating C/F per earning day***)   19,951  19,203   11,974   13,105   11,526   13,672  (31%)

MR vessels

Available earning days               5,581   1,599    1,632    1,642    1,627    6,499   16%
TCE per earning day*)               26,115  26,614   24,755   25,306   21,861   24,627   (6%)
OPEX per earning day**)             (6,708) (7,199)  (7,320)  (6,660)  (6,197)  (6,834)   2%
Operating C/F per earning day***)   20,844  20,225   18,251   19,392   16,365   18,553  (11%)

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses including the effect from realized hedge transactions on freight income and bunkers.
**)  Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.


BULK DIVISION
In the Bulk Division, net revenue decreased by 35% to USD 110 million from USD 168 million in the previous year, whereas the time charter equivalent earnings decreased by USD 51 million or 33% to USD 105 million from USD 156 million in 2005. In 2006, the freight rates for bulk carriers were once again highly volatile. However, TORM continued to pursue a strategy of high coverage in the bulk segment, primarily through 1-year time charter agreements, and the market development in freight rates during 2006 is therefore not directly reflected in the Company's earnings for 2006.

Freight rates in the Panamax business area were on average 31% lower than in 2005, reducing earnings by USD 44 million. In this busi-

ness area, the Company sold three vessels but increased the number of earning days by chartering in vessels, so that the net increase in the number of available earning days was 1% or 73 days from the previous year. As a result the time charter equivalent earnings in this segment increased by USD 2 million.

In the Handysize business area, the two owned vessels were sold during the second quarter of 2006 and the activities in this business area were discontinued. The timecharter equivalent earnings decreased by USD 9 million to USD 4 million in 2006.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.

Earnings for the Bulk Division

USD mill.                                   Handysize     Panamax      Total
Time charter equivalent earnings 2005       13            143          156
Change in number of earning days            (8)             2           (6)
Change in freight rates                     (1)           (44)         (45)
                                            --------------------------------
Time charter equivalent earnings 2006        4            101          105

FINANCIAL REVIEW

The table below summarizes the earnings data per quarter for the Bulk Division.

Earnings data for the Bulk division

USD/day                             2005     2006    2006     2006     2006     2006    Change in %
                                    Total   Q1       Q2       Q3       Q4       Total   2005-2006
Panamax vessels
Available earning days               5,123   1,346    1,382    1,234    1,234    5,196    1%
TCE per earning day*)               27,897  20,324   18,343   18,402   20,272   19,325  (31%)
OPEX per earning day**)             (4,676) (4,572)  (4,576)  (5,662)  (4,020)  (4,859)   4%
Operating C/F per earning day***)   17,487   9,430    7,681    6,872    9,846    7,929  (55%)

Handysize vessels

Available earning days                 816     179      124      -        -        303  n.a.
TCE per earning day*)               16,011  12,479   11,899      -        -     12,249  n.a.
OPEX per earning day**)             (3,919) (4,583)  (4,583)     -        -     (4,583) n.a.
Operating C/F per earning day***)   11,588   7,897    9,700      -        -      8,366  n.a.

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
**)  Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.


OPERATION OF VESSELS
Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2005, charter hire in the Tanker Division increased by USD 15 million to USD 59 million in 2006, whereas charter hire paid in the Bulk Division increased by USD 10 million to USD 48 million. The increase in the Tanker Division was primarily caused by a significant increase in the number of vessels chartered in, whereas the development in the Bulk Division was caused by a combination of an increase in the available earning days and higher time charter rates compared to 2005.

The operating expenses for the owned vessels increased by USD 11 million or 16% to USD 78 million in 2006. The most significant factor behind this development was the increase in the number of operating days of 1,364 days or 12%, primarily due to the addition of owned vessels in the LR2 business area. The main reason for the operating expenses not increasing proportionately to the increase in the number of operating days is a decrease in the number of dry-dockings to 100 days during 2006 compared to 277 days in 2005. Days in dry-dock are not included in the number of operating days, whereas the vessels incur operating expenses at similar levels as during operation. The total fleet of owned vessels incurred 43 off-hire days in 2006 corresponding to three per thousand of the number of operating days compared to 31 off-hire days in 2005 corresponding to three per thousand of the number of operating days. The Company considers this a very satisfactory level.

Operating expenses are mainly incurred in USD and DKK. The average DKK/USD exchange rate in 2006 was more or less unchanged from 2005 and did not affect the development in operating expenses significantly.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME
The increase in total administrative expenses from 2005 to 2006 by USD 4 million to USD 35 million was mainly due to increased salary expenses due to the addition of new staff and a general increase in salary levels.
Administrative expenses are primarily incurred in DKK. The average DKK/USD exchange rate in 2006 was more or less unchanged from 2005 and did not affect the development in administrative expenses significantly.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 10 million in 2006 compared to USD 13 million in 2005. The decrease was primarily related to commissions from the tanker pools. The commissions are based on net revenues in the pools, and the change is a direct result of the change in freight rates and the number of vessels in the pools compared to the previous year.

FINANCIAL INCOME AND EXPENSES
Net financial items in 2006 were USD -1 million compared to USD -4 million in 2005. The most significant reason for the change is the higher dividend from Norden of USD 25 million compared to USD 12 million in 2005 and an increase in net interest expenses of USD 10 million to USD 36 million in 2006 due in part to the increase in net interest bearing debt of USD 30 million during the year to USD 662 million from USD 632 million in 2005 but more importantly due to the significant increase in net interest bearing debt of USD 360 million in 2005 having full effect in 2006.

TAX
Tax expenses for the year amounted to USD 7 million compared to USD 0 million in 2005. The tax expenses for 2006 comprise current tax for the year of USD 5 million compared to USD 9 million in the previous year, an increase in deferred tax of USD 8 million compared to a decrease of USD 9 million in 2005 and an income of USD 6 million due to an adjustment to the estimated tax liabilities for the previous years. The deferred tax liability as at 31 December 2006 was USD 63 million compared to USD 55 million in the previous year.
All significant Danish entities in the TORM group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2005. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2004 and the assessment for 2005 has not been completed. The recognized current tax liabilities are therefore to a great extent based on Management's judgement regarding the outcome of the complaint and the assessment. TORM paid USD 3 million in corporation tax on account in 2006 regarding these entities.

VESSELS AND DRY-DOCKING
The increase in tangible fixed assets of USD 157 million to USD 1,324 million in 2006 is attributable to the change in vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 70 million to USD 1,136 million. The increase relating to vessels amounted to USD 73 million. The addition of new tonnage amounted to a total acquisition cost of USD 168 million resulting from two LR2 tanker newbuildings, two LR2 tankers built in 1999 and 2000 and one LR1 tanker newbuilding. One LR1 tanker built in 2006, three Panamax bulk carriers built in 1990, 1992 and 1993, and two Handysize bulk carriers built in 1997 at a total carrying amount of USD 43 million were sold during the year and depreciation on the vessels amounted to USD 52 million. Prepayments on vessels increased by USD 86 million to USD 183 million due to additional costs relating to vessels under construction of USD 166 million less the above-mentioned newbuilding deliveries of USD 80 million.

Total depreciation amounted to USD 59 million in 2006 as compared to USD 48 million in 2005, an increase of USD 11 million. The increase is due to the expansion and renewal of the fleet during 2005 and 2006.

As at 31 December 2006, TORM's newbuilding programme comprised
17 tanker vessels to be delivered during 2007 to 2011, and the contractual liabilities under the program amounted to USD 776 million. In addition, the Company called an option in 2006 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the second quarter of 2007. The contractual liability relating to this vessel amounted to USD 19 million as at 31 December 2006.

The market value of the fleet and investment program (5.5 LR2 tanker newbuildings, 1.5 LR1 tanker newbuildings, 10 MR tanker newbuildings and one second-hand Panamax bulk carrier) exceeded the carrying value of the fleet including newbuilding contracts by USD 1,016 million at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

OTHER INVESTMENTS (Norden)
Other investments mainly comprise the investment in approximately 33% of the shares in Norden with a carrying value of USD 633 million as at 31 December 2006 compared to USD 352 million in the previous year.
TORM does not consider Norden as an associated company, as the Company does not have influence on decisions and is not represented on Norden's Board of Directors. The investment in Norden is valued on the basis of the closing price on the Copenhagen Stock Exchange on 31 December 2006 of DKK 4,765.82 per share. To the positive effect from the increase in the share price from DKK 2,958.63 as at 31 December 2005 was added the effect of the change in the DKK/USD exchange rate of USD 66 million. The Company holds investments in other entities with an aggregate carrying amount of USD 11 million as at 31 December 2006, of which USD 3 million concerns unlisted entities, compared to USD 9 million as at 31 December 2005. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

LIQUIDITY AND CAPITAL RESOURCES
The invested capital increased by USD 123 million to USD 1,299 million as at 31 December 2006, from USD 1,176 million in the previous year. The increase can primarily be explained by the addition of tonnage and prepayments on newbuildings during the year.

The primary objective of the Company's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. To manage its capital structure and make adjustments to it, in light of changes in economic conditions, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made to the capital management objectives, policies or processes during the years ended 31 December 2006 and 31 December 2005.

The Company monitors the capital using gearing ratios, primarily the equity ratio, which is equity divided by total assets. The Company's policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As at 31 December 2006, the equity ratio was 61% compared to 50% as at 31 December 2005.

Equity increased by USD 376 million to USD 1,281 million. The considerable growth in equity is mainly due to the net profit for the year of USD 235 million and value adjustment of the Company's investment in shares in other companies, including Norden, of USD 283 million less dividends paid out during the year of USD 134 million.

The payment of the Company's obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 33 million at the end of 2006 vs. USD 157 million at the beginning of the year, resulting in a net decrease in cash and cash equivalents from cash flows for the year of USD 124 million compared to a net increase of USD 91 million in 2005. The primary sources of the cash flow were profit from operating activities, additional borrowing and proceeds from the sale of vessels.

The cash flows were primarily used to finance the renewal of the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year.

The Company's operations generated a cash inflow of USD 233 million compared to an inflow of USD 261 million in 2005, which was historically high. The Company invested USD 262 million in tangible fixed assets during the year, primarily comprising the extension of the fleet, compared to USD 636 million in 2005. The total cash inflow from the sale of vessels was USD 145 million in 2006 compared to USD 178 million in 2005.

The total cash outflow from financing activities amounted to USD 239 million compared to a cash inflow of USD 303 million in 2005. Additional borrowing generated inflow of USD 162 million for the financing of the newbuilding program and purchase of second-hand vessels, while repayments on mortgage debt and bank loans amounted to USD 256 million. Dividend payments to TORM's shareholders, which in 2006 amounted to USD 134 million, also affected cash flow from financing activities.

As at 31 December 2006, TORM had entered into credit agreement with leading banks with a total commitment of USD 1,514 million, of which USD 698 million was drawn. Of the total borrowings of USD 698 million, USD 634 million was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For all 17 vessels in the newbuilding programme payments corresponding to approximately 23% of the aggregate contract price have been made, and TORM has entered into an agreement for the remaining financing of three of the LR2 product tankers in the newbuilding programme to be delivered during the period from April 2007 to June 2008. The remaining financing for the other vessels has not yet been agreed but will be in place in due time to meet all payment obligations. The total outstanding contractual commitment under the newbuilding programme amounted to USD 594 million as at 31 December 2006.

TORM believes that based on available cash and planned investments, projected operating cash flows and financing capacity the Company has sufficient cash flow to meet the operating requirements, cash flow obligations and other strategic initiatives set by the Company's Board of directors. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions reducing the exposure to negative market developments.

CONSOLIDATED INCOME STATEMENT
1 January - 31 December


USD `000
                                                 Note     2006        2005

Revenue                                                   603,717    585,611
Port expenses, bunkers and commissions                   (148,943)  (124,968)
Freight and bunkers derivatives                               620      3,194
                                                          ------------------

Time charter equivalent earnings                          455,394    463,837

Charter hire                                             (106,329)   (82,139)
Operating expenses                               4        (77,624)   (66,744)
                                                          ------------------

Gross profit (Net earnings from shipping
activities)                                      3        271,441    314,954

Profit from sale of vessels                                54,362     54,731
Administrative expenses                          4, 5     (34,594)   (31,176)
Other operating income                                      9,839     12,570
Depreciation and impairment losses               7        (58,915)   (47,894)
                                                          ------------------

Operating profit                                          242,133    303,185

Financial income                                 8         39,473     26,004
Financial expenses                               8        (40,520)   (29,822)
                                                          ------------------

Profit before tax                                         241,086    299,367

Tax expenses                                     10        (6,574)        (4)
                                                          ------------------

Net profit for the year                                   234,512    299,363
                                                          ------------------




Earnings per share
Earnings per share (USD)                         25        6.8        8.6
Earnings per share (DKK)*)                                40.3       51.5
Diluted earnings per share (USD)                 25        6.8        8.6
Diluted earnings per share (DKK)*)                        40.3       51.4

*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period. The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED BALANCE SHEET
At 31 December

USD `000
ASSETS                                           Note      2006    2005
NON-CURRENT ASSETS

Tangible fixed assets
Land and buildings                                            374        883
Vessels and capitalized dry-docking              15     1,136,408  1,066,474
Prepayments on vessels                                    183,348     97,397
Other plant and operating equipment                         3,575      2,319
                                                        --------------------
                                                 7      1,323,705  1,167,073
                                                        --------------------
Financial fixed assets
Other investments                                6        644,409    360,993
                                                          ----------------
                                                          644,409    360,993

Total non-current assets                                1,968,114  1,528,066
                                                        --------------------

CURRENT ASSETS

Inventories of bunkers                                     12,134     10,869
Freight receivables, etc.                        9         49,690     53,890
Other receivables                                          21,500     14,133
Prepayments                                                 4,546      2,853
Marketable securities                                           0        241
Cash and cash equivalents                                  33,035    156,728
                                                        --------------------
                                                          120,905    238,714

Non-current assets held for sale                 24             0     43,358
                                                        --------------------

Total current assets                                      120,905    282,072
                                                        --------------------

TOTAL ASSETS                                            2,089,019  1,810,138
                                                        --------------------


The accompanying notes are an integrated part of these financial statements.



USD `000
EQUITY AND LIABILITIES                              Note      2006       2005
EQUITY

Common shares                                       11       61,098     61,098
Treasury shares                                     11      (18,118)    (7,708)
Revaluation reserves                                        579,852    296,448
Retained profit                                             574,493    415,306
Proposed dividend                                            73,939    132,382
Hedging reserves                                              5,589      3,258
Translation reserves                                          3,993      3,867
                                                           --------------------
Total equity                                              1,280,846    904,651
                                                           --------------------

LIABILITIES

Non-current liabilities
Deferred tax liability                              10       62,787     54,560
Mortgage debt and bank loans                        13,15   639,065    729,088
                                                           --------------------
Total non-current liabilities                               701,852    783,648
                                                           --------------------

Current liabilities
Mortgage debt and bank loans                        13, 15   55,902     59,926
Trade payables                                               18,760     22,918
Current tax liabilities                                       4,575      9,381
Other liabilities                                   14       26,004     23,592
Deferred income                                     12        1,080      6,022
                                                           --------------------
Total current liabilities                                   106,321    121,839
                                                           --------------------

Total liabilities                                           808,173    905,487
                                                           --------------------

TOTAL EQUITY AND LIABILITIES                              2,089,019  1,810,138
                                                           --------------------

Accounting policies                                 1-2
Collateral security                                 15
Guarantee and contingent liabilities                16
Contractual liabilities                             17
Time charter contracts                              18
Purchase options on vessels                         19
Fair value of derivative financial instruments      20
Financial and commercial risks                      21
Financial instruments                               22
Related party transactions                          23
Non-current assets held for sale                    24
Earnings per share                                  25
Appropriation on net profit for the year incl.
proposed dividend                                   26
Cash flows                                          27
Reconciliation to United States Generally
   Accepted Accounting Principles (US GAAP)         28


The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

USD mill.
                                                                Gains/losses recognized directly in equity

                                             Common   Treasury   Retained    Proposed   Revaluation   Hedging   Translation
EQUITY                                        shares   shares      profit    dividends   reserves    reserves    reserves    Total
                                            ----------------------------------------------------------------------------------------
Balance at 1 January 2005                       61.1     (7.7)     238.4      99.9         319.3        0.4         4.0       715.4

Changes in equity 2005:
Exchange rate adjustment arising
on translation of entities using a
measurement currency different from USD                                                                            (0.1)       (0.1)
Reversal of deferred gain/loss on hedge
    instruments at the beginning of the year                                                           (0.4)                   (0.4)
Deferred gain/loss on hedge instruments
    at year-end                                                                                         3.3                     3.3
Reversal of fair value adjustment on
available for sale investments at the
beginning of the year                                                                     (319.3)                            (319.3)
Fair value adjustment on available for
    sale investments at year-end                                                           296.4                               296.4
                                            ----------------------------------------------------------------------------------------
Net gains/losses recognized
 directly in equity                              0.0      0.0      0.0         0.0         (22.9)       2.9        (0.1)      (20.1)
Profit for the year                                              299.4                                                        299.4
                                            ----------------------------------------------------------------------------------------
Total recognized income/expenses
    for the year                                 0.0      0.0    299.4         0.0         (22.9)       2.9        (0.1)      279.3
Disposal of treasury shares, cost                                              0.0                                              0.0
Dividends paid                                                                             (94.5)                             (94.5)
Dividends paid on own shares                                                   4.1                                              4.1
Exchange rate adjustment on dividends paid                                     5.4          (5.4)                               0.0
Exercise of share options                                                      0.4                                              0.4
Proposed dividends for the
   financial year                                                           (132.4)        132.4                                0.0
                                            ----------------------------------------------------------------------------------------
Total changes in equity 2005                     0.0      0.0                176.9          32.5      (22.9) 2.9   (0.1)      189.3
                                            ----------------------------------------------------------------------------------------
Equity at 31 December 2005                      61.1     (7.7)               415.3         132.4      296.4  3.3    3.9       904.7
Changes in equity 2006:
Exchange rate adjustment arising on
    translation of entities using a
    measurement currency different from USD                                                                         0.1         0.1
Reversal of deferred gain/loss on hedge
    instruments at the beginning of the year                                                                       (3.3)       (3.3)
Deferred gain/loss on hedge instruments
    at year-end                                                                                                     5.6         5.6
Reversal of fair value adjustment on
    available for sale investments at
    the beginning of the year                                                                        (296.4)                 (296.4)
Fair value adjustment on available for
    sale investments at year-end                                                                      579.8                   579.8
Net gains/losses recognized
  directly in equity                             0.0      0.0      0.0         0.0         283.4        2.3         0.1       285.8
                                            ----------------------------------------------------------------------------------------
Profit for the year                                              234.5                                                        234.5
                                            ----------------------------------------------------------------------------------------
Total recognized income/expenses
    for the year                                 0.0      0.0    234.5         0.0         283.4        2.3         0.1       520.3
Purchase of treasury shares, cost                       (10.4)                                                                (10.4)
Disposal of treasury shares, cost                         0.0                                                                   0.0
Dividends paid                                                              (140.1)                                          (140.1)
Dividends paid on treasury shares                                  5.9                                                          5.9
Exchange rate adjustment on dividends paid                        (7.7)        7.7                                              0.0
Exercise of share options                                          0.4                                                          0.4
Proposed dividends for the financial year                        (73.9)       73.9                                              0.0
                                            ----------------------------------------------------------------------------------------
Total changes in equity 2006                     0.0    (10.4)   159.2       (58.5)        283.4        2.3         0.1       376.1
                                            ----------------------------------------------------------------------------------------
Equity at 31 December 2006                      61.1    (18.1)   574.5        73.9         579.8        5.6         4.0     1,280.8
                                            ----------------------------------------------------------------------------------------

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

USD `000
                                                   Note     2006    2005

CASH FLOW FROM OPERATING ACTIVITIES

Operating profit                                          242,133     303,185

Adjustments:
Reversal of profit from sale of vessels                   (54,362)    (54,731)
Reversal of depreciation and impairment losses             58,915      47,894
Reversal of other non-cash movements               27       6,020      (6,523)
Dividends received                                         26,401      12,825
Interest income and exchange rate gains                    10,096       7,809
Interest expenses                                         (40,734)   (26,045)
Income taxes paid                                          (3,153)    (7,505)
Change in inventories, accounts
receivables and payables                                  (12,813)   (15,797)
                                                          -------------------

Net cash inflow/(outflow) from
operating activities                                      232,503     261,112
                                                          -------------------

CASH FLOW FROM INVESTING ACTIVITIES

Investment in tangible fixed assets                      (262,376)   (635,877)
Sale of /investment in equity interests
  and securities                                              227     (15,415)
Sale of non-current assets                                144,550     178,157
                                                          -------------------

Net cash inflow/(outflow) from
investing activities                                     (117,599)   (473,135)
                                                          -------------------

CASH FLOW FROM FINANCING ACTIVITIES

Borrowing, mortgage debt and other
  financial liabilities                                   162,096     645,493
Repayment/redemption, mortgage debt                      (256,143)   (251,905)
Dividends paid                                           (134,140)    (90,401)
Purchase/disposal of treasury shares                      (10,410)         40
                                                          -------------------

Cash inflow/(outflow) from financing activities          (238,597)    303,227

Net cash inflow/(outflow) from operating,
investing and financing activities                       (123,693)     91,204

Cash and cash equivalents, at 1 January                   156,728      65,524
                                                          -------------------

Cash and cash equivalents, at 31 December                  33,035     156,728
Of which used as collateral                                     0           0
                                                          -------------------
                                                           33,035     156,728

The accompanying notes are an integrated part of these financial statements.

NOTEs

NOTE 1

ACCOUNTING POLICIES
The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting.

The annual report also complies with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board
(IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Group applies USD as presentation currency in the preparation of financial statements.

Changes in accounting policies and presentation
TORM has implemented the following standards and changes to standards in the annual report for 2006:

IFRS 7 "Financial Instruments: Disclosures". The standard adds certain new disclosures about financial instruments to those currently required by IAS 32, replaces the disclosures now required by IAS 30 and compiles all of those financial instruments disclosures together in a new standard.

Amendment to IAS 1 "Presentation of Financial Statements". The amendment introduces disclosure requirements about the level of capital and how the capital is managed.

In addition, TORM has implemented IFRIC 8 "Scope of IFRS 2 Share-based Payment" and IFRIC 9 "Reassessment of Embedded Derivatives".

The implementation of the above standards, changes to standards and interpretations has not affected TORM's financial statements. However, disclosures have been added due to the implementation.

A new line "Freight and bunkers derivatives" has been added in the income statement. The income statement effect of forward freight agreements, forward bunker contracts and other shipping related derivates for which hedge accounting is not applied is included in this line. Previously, the effect was included in "Revenue" and "Port expenses, bunkers and commissions" respectively. The volume of trade with freight forward agreements and forward bunker contracts is increasing and in periods of high volatility in freight rates and oil prices the change in the value of the contracts for which hedge accounting is not applied may affect the income statement materially. Although all freight and bunker derivatives are regarded as part of the time charter equivalent earnings, it is TORM's view that presenting these contracts separately provides a more relevant presentation of "Revenue" and "Port expenses, bunkers and commissions" for the period. The comparative figures have been reclassified accordingly. Revenue in 2005 is reduced by USD 1.4 million, and port expenses, bunkers and commisions are increased by USD 1.8 million as a result of the change.

Note 17 includes lease liabilities relating to vessels not yet delivered. Previously, the lease liabilities presented only represented delivered vessels. While there may be uncertainty relating to the delivery of vessels, it is TORM's view that including these liabilities in the note provides a more relevant presentation of the contractual liabilities. The comparative figures have been adjusted accordingly. The lease liabilities in 2005 are increased by USD 228 million as a result of the change. The change has no effect on any financial statement line items and earnings per share in 2005.

Accounting standards and interpretations not yet adopted
IASB has issued IFRS 8 "Operating Segments" in November 2006. The standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131 under USGAAP. TORM expects to implement this standard with effect from the financial year 2007 if adopted by the EU.

IASB also issued IFRIC 10 "Interim Financial Reporting and Impairment" in July 2006 and IFRIC 11 "IFRS 2: Group and Treasury Shares Transactions" in November 2006. TORM expects to implement these interpretations when they become effective and adopted by the EU in 2007 and 2008 respectively.

TORM expects that implementation of the standard and interpretations do not have material effect on the annual report and interim reporting.

Key accounting policies
The Management considers the following to be the most important accounting policies for the TORM Group.

Participation in pools
TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

The pools are regarded as jointly controlled operations, and the Group's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools in relation to the total available pool earning days during the period.

TORM acts as pool manager for three pools in which the Group is participating with a significant number of vessels. As pool manager, TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

Cross over voyages
Revenue and the related expenses are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Group recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.

When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Upon completion of the voyage, the Group assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Group receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction based on the loans obtained for the vessels.

All major components of vessels, except for dry-docking costs, are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Group considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Group's business plans. The Group also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts.

Prepayment on vessels is measured at costs incurred.

Dry-docking costs
The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. The two elements are recognized and depreciated separately. For newbuildings, the initial dry-docking asset is segregated and capitalized separately. The cost of such asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in TORM.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of TORM personnel and the cost of hiring third party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax
All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January, 2001 and have filed tax returns for the fiscal years 2001 to 2005. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accor-dance with the ordinary Danish corporate tax system.

If the entities' participation in the Danish tonnage taxation scheme is abandoned or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

Other accounting policies

Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, A/S Dampskibsselskabet TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group holds between 20% and 50% of the votes and exercises significant but not controlling influence are regarded as associated companies.

Associated companies which are by agreement managed jointly with one or more other companies, and therefore subject to joint control (jointly controlled entities), are accounted for using proportionate consolidation, whereby the individual items in their financial statements are included in proportion to the ownership share.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Group's accounting policies. Entities are included in the consolidated financial statements from the date of acquisition or founding until the date of disposal or wounding up.

Foreign currencies
The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Group's most significant assets and liabilities in the form of vessels and related financial liabilities are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions.

Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial items".

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.

The reporting currency of the Group is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments
Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes limited positions in forward freight agreements as a supplement to the Group's physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in equity under "Hedging reserves". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Group, interest rate swaps with cap features, and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under "Financial expenses" for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognized under "Freight and bunkers derivatives".

All fair values are based on market-to-market prices or standard pricing models.

Segment information
TORM consists of two business segments: Tanker and Bulk. This segmentation is based on the Group's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

The Group only has one geographical segment, because the Group considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

The segment income statement comprises revenues directly attributable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment's use of shared resources.

The segment non-current assets consists of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables and other liabilities.

Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions and investment activities, including cash and bank balances, interest bearing debt, income tax, deferred tax, etc.

Employee benefits
Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are accrued in the year in which the employees render the associated services.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share based compensation
The Board of Directors, the Management and a number of key employees participate in a share option scheme. The scheme provides these persons with the choices of cash settlement or receipt of TORM shares. At the balance sheet date a liability for the current fair value of the share options not exercised is recognized in the balance sheet under other liabilities. The change in the liability for the period is recognized in the income statement. The liability is measured using the Black-Scholes model.

Leases
Agreements to charter in vessels and to lease other property, plant and equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

For the purpose of calculating the present value, the interest rate impli-cit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognized and any gain or loss on disposal is recognized in the income statement.

Other agreements to charter out vessels are classified as operating leases and lease income is recognized in the income statement on a straight-line basis over the lease term.

Sale and leaseback transactions

A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease.

A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction except if the loss is compensated by future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

Income statement

Revenue
Income, including revenue, is recognized in the income statement when:

o the income creating activities have been carried out on the basis of a binding agreement,

o    the income can be measured reliably,

o it is probable that the economic benefits associated with the transaction will flow to the Group, and

o    costs relating to the transaction can be measured reliably.

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue is recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses from forward bunker contracts designated as hedges are included in this line.

Freight and bunkers derivatives
Freight and bunkers derivatives includes fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivate financial instruments directly relating to shipping activities which are not designated as hedges.

Charter hire
Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the revenue for the period.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels
Profit or loss from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income
Other operating income primarily comprises chartering commissions, management fees and profits and losses deriving from the disposal of other plant and operating equipment.

Depreciation and impairment losses
Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the deduction in the value of vessels by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expense, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax
In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in equity is posted directly in equity.

Balance sheet

Other plant and operating equipment

Land is measured at cost.

Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

Financial assets
Financial assets are initially recognized on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Financial assets are classified as:

o    Financial assets at fair value through profit or loss
o    Held-to-maturity investments
o    Loans and receivables or
o    Available-for-sale financial assets.

Other investments
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in equity under "Revaluation reserves". Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in equity is transferred to the income statement when the shares are sold.

Dividends on shares in other companies are recognized as income in the period in which they are declared.

Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Receivables
Outstanding freight receivables and other receivables that are of a current nature, expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts.

Derivative financial instruments included in other receivables are measured at fair value.

Securities
Bonds are classified as financial assets at fair value through profit or loss and are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement. Bonds are traded frequently and therefore presented as current assets.

Impairment of assets
Non-current assets are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's net selling price and its value in use. If this amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For vessels, the cash-generating unit is the total fleet of the Group.

Inventories
Inventories consist of bunkers and lubricants and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method and includes expenditures incurred in acquiring the inventories and delivery cost less discounts.

Non-current assets held for sale
Non-current assets held for sale are presented in a separate line below current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend
Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from retained profit and presented as a separate component of equity.

Provisions
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated ultimate liability that is expected to arise taking into account the time value of money.

Liabilities
Liabilities are generally measured at amortized cost.


Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan.

Derivative financial instruments included in other liabilities are measured at fair value.

Statement of cash flows
The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding three months. Other bonds and other investments are classified as investment activities.

Earnings per share
Basic earnings per share are calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

United States Generally Accepted Accounting Principles (US GAAP)
As a consequence of the registration of American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC), the Group has prepared a summary of the effect on net income and equity, had the financial statements been prepared in accordance with the accounting principles generally accepted in the US.
NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of consolidated financial statements in conformity with IFRS and accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements and the reconciliation to US GAAP.

Carrying amounts of vessels
The Group evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valuations from leading, independent and internationally acknowledged shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. Under US GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under IFRS, an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no indicators of impairment noted or impairments of vessels recorded in 2005 or 2006.

Tax
All significant Danish entities within the Group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2005. The assessment of the tax returns by the tax authorities has not yet been completed for 2003, 2004 and 2005, and we have filed a complaint regarding the assessments for 2001 and 2002. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is material uncertainty as to the estimate of taxes payable as of 31 December 2006 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

USD mill.
NOTE 3                                               Tanker    Bulk   Not allocated  Total 2006
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue                                                494.0    109.7    0.0           603.7
Port expenses, bunkers and commissions                (143.8)    (5.1)   0.0          (148.9)
Freight and bunkers derivatives                          0.6      0.0    0.0             0.6
                                                       --------------------------------------
Time charter equivalent earnings                       350.8    104.6    0.0           455.4
Charter hire                                           (58.5)   (47.8)   0.0          (106.3)
Operating expenses                                     (64.6)   (13.1)   0.0           (77.7)
                                                       -----------------------------------------
Gross profit/(loss) (Net earnings from
  shipping activities)                                 227.7     43.7    0.0           271.4
Profit/(loss) from sale of vessel                        3.1     51.3    0.0            54.4
Administrative expenses                                (29.1)    (5.5)   0.0           (34.6)
Other operating income                                   9.7      0.1    0.0             9.8
Depreciation and impairment losses                     (50.8)    (8.1)   0.0           (58.9)
                                                       -----------------------------------------
Operating profit                                       160.6     81.5    0.0           242.1
                                                       -------------
Financial items                                                         (1.0)           (1.0)
                                                                        ----------------------
Profit/(loss) before tax                                                (1.0)          241.1
Tax expenses                                                            (6.6)           (6.6)
                                                                        ----------------------
Net profit/(loss) for the year                                          (7.6)          234.5
                                                                        ----------------------

BALANCE SHEET
Total non-current assets                             1,234.9     88.8  644.4         1,968.1
Total assets                                         1,308.2     91.8  689.0         2,089.0
Total liabilities                                       36.8      2.3  769.1           808.2

OTHER INFORMATION
Additions to tangible fixed assets                     260.4     1.9     0.0           262.3
Impairment losses recognized in the income statement     0.0     0.0     0.0             0.0
Reversal of impairment losses recognised in the
income statement                                         0.0     0.0     0.0             0.0
                                                       --------------------------------------

During the year there have been no transactions between the Tanker og the Bulk segments, and therefore all the revenue derives from external customers .

USD mill.
NOTE 3                                               Tanker   Bulk   Not allocated   Total 2005
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue                                               418.0    167.6    0.0            585.6
Port expenses, bunkers and commissions               (113.3)   (11.7)   0.0           (125.0)
Freight and bunkers derivatives                         3.2      0.0    0.0              3.2
                                                     -----------------------------------------
Time charter equivalent earnings                      307.9    155.9    0.0            463.8
Charter hire                                          (44.3)   (37.9)   0.0            (82.2)
Operating expenses                                    (51.4)   (15.3)   0.0            (66.7)
                                                     -----------------------------------------
Gross profit/(loss) (Net earnings from
  shipping activities)                                212.2    102.7    0.0            314.9
Profit/(loss) from sale of vessels                     54.7      0.0    0.0             54.7
Administrative expenses                               (25.4)    (5.8)   0.0            (31.2)
Other operating income                                 12.4      0.2    0.0             12.6
Depreciation and impairment losses                    (37.0)   (10.8)   0.0            (47.8)
                                                      -----------------------------------------
Operating profit                                      216.9     86.3    0.0            303.2
                                                      -------------
Financial items                                                        (3.8)            (3.8)
                                                                        ----------------------
Profit/(loss) before tax                                               (3.8)           299.4
Tax expenses                                                            0.0              0.0
                                                                        ----------------------
Net profit/(loss) for the year                                         (3.8)           299.4
                                                                        ----------------------

BALANCE SHEET

Total non-current assets                            1,025.8    141.3  361.0          1,528.1
Total assets                                        1,139.2    145.5  525.4          1,810.1
Total liabilities                                      39.4      5.7  860.4            905.5
                                                      ----------------------------------------

OTHER INFORMATION
Additions to tangible fixed assets                    607.2     28.7    0.0           635.9
Impairment losses recognized in the
  income statement                                      0.0      0.0    0.0             0.0
Reversal of impairment losses recognised in
  the income statement                                  0.4      0.1    0.0             0.5

During the year there have been no transactions between the Tanker og the Bulk segments, and therefore all the revenue derives from external customers .

USD mill.

NOTE 4                                               2006              2005

STAFF COSTS
Total staff costs
Staff costs included in operating expenses           13.6              12.9
Staff costs included in administrative expenses      22.7              21.1
                                                     ----------------------
Total                                                36.3              34.0
                                                     ----------------------

Staff costs comprise the following
Wages and salaries                                   33.2              30.3
Share-based compensation                             0.0               0.5
Pension costs                                        2.9               2.7
Other social security costs                          0.2               0.5
                                                     ---------------------
Total                                                36.3              34.0
                                                     ----------------------

Hereof remuneration to the Board of
  Directors and salaries to the Management
Wages and salaries                                   4.0               3.7
Share-based compensation                             0.0               0.5
Pension and social security costs                    0.1               0.1
                                                     ---------------------
Total                                                4.1               4.3
                                                     ---------------------

Hereof remuneration to the Board of Directors        0.5               0.9
Hereof salaries to the Management                    3.6               3.4
                                                     ---------------------
Total                                                4.1               4.3
                                                     ---------------------

Employee information
The average number of staff in the Group in the financial year was 353 (2005:
339). The majority of the staff on vessels are not employed by TORM. The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months' salary.
The pension age for members of Management is 62.


SHARE OPTION PROGRAM
In 2001, a share option compensation plan for 20 of our Board members, executives and key employees was introduced. The plan grants 1,606,640 options, which are priced at three different dates, 485,300 in 2001, 564,740 in 2002 and 556,600 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

The individual must be employed at the grant date to receive that year's options.
The share options for 2001 were priced on 20 February 2001, the share options for 2002 on 20 March 2002 and the share options for 2003 on 27 February 2003. The 2001 share options are exercisable at a price of DKK 27 (USD 4.53) per share, the 2002 share options at a price of DKK 29.25 (USD 4.91) and the 2003 share options at a price of DKK 31.3 (USD 5.25). The share options can be exercised at the earliest one year and at the latest three years and four weeks after the pricing, observing the rules about insider trading.

At 1 January 2006, 24,420 options were outstanding (2005: 52,980 options) with an exercise price of DKK 31.3 (USD 5.25). No options have been forfeited, granted or expired during 2005 and 2006.

In 2006, 24,420 options have been exercised (2005: 28,560). The weighted average share price at the date of exercise is DKK 283.27 (USD 47.63) per share for shares exercised in 2006 (2005: DKK 281.03 (USD 46.86)). The total number of not exercised options at 31 December 2006 is 0 (2005: 24,420 options with an exercise price of DKK 31.3 (USD 5.25) and a remaining life of three months) which equates 0.00% (2005: 0.07%) of the common shares.

In 2005 the fair value of the not excercised part of the share option program was according to the Black-Scholes model estimated at USD 1.0 mill. at the balance sheet date. The amount was recognized in the balance sheet. The amount is equal to intrinsic value.

The key assumptions of the Black-Scholes model as of 31 December 2005 were: oThe average dividend was estimated at 5.81 % of the average share price for the period. o The volatility was estimated at 27.7 %. o The risk free interest rate based upon expiry of the options applied to 2.75 %. o The quoted share price as of 31 December 2005 was 305.12 DKK/share (48.25 USD/share).

USD mill.

NOTE 5                                               2006     2005

Remuneration to the auditors
appointed at the Annual General Meeting

Deloitte
Audit fees                                           0.8      0.5
Audit related fees                                   0.0      0.0
Tax fees                                             0.1      0.1
Fees other services                                  0.0      0.0
                                                     ------------
Total fees, Deloitte                                 0.9      0.6
                                                     ------------

Ernst & Young
Audit fees                                           -        0.1
Audit related fees                                   -        0.0
Tax fees                                             -        0.0
Fees other services                                  -        0.0
                                                     ------------
Total fees, Ernst & Young                            -        0.1
                                                     ------------


USD mill.

NOTE 6                                               2006     2005

OTHER INVESTMENTS
Cost:
Balance at 1 January                                64.5      49.1
Additions                                            0.0      15.4
Disposals                                            0.0       0.0
                                                     ------------
Balance at 31 December                              64.5      64.5
                                                     -------------

Value adjustment:
Balance at 1 January                               296.5     319.4
Exchange rate adjustment                            42.2     (50.5)
Value adjustment for the year                      241.2      27.6
Disposals                                            0.0       0.0
                                                     ------------
Balance at 31 December                             579.9     296.5
                                                     --------------

Carrying amount at 31 December                     644.4     361.0
                                                     --------------

Hereof listed                                      641.7     358.5
Hereof unlisted                                      2.7       2.5
                                                     ------------


Note 6

Parent Company:
A/S Dampskibsselskabet TORM                                   Denmark

Investments in subsidiaries*):
Torm Singapore (Pte) Ltd.                            100%     Singapore
Torm Asia Bulkers Limited                            100%     Hong Kong
Eastern Light Shipping Limited                       100%     Liberia
Southern Light Shipping Limited                      100%     Liberia
Torm Shipping (Germany) G.m.b.H.                     100%     Germany
Long Range 1 A/S                                     100%     Denmark
Medium Range A/S                                     100%     Denmark
LR1 Management K/S                                   100%     Denmark
MR Management K/S                                    100%     Denmark

Investments in jointly controlled entities*):
Long Range 2 A/S                                     50%      Denmark
LR2 Management K/S                                   50%      Denmark
TT Shipowning K/S                                    50%      Denmark
Torghatten & Torm Shipowning ApS                     50%      Denmark
UT Shipowning K/S                                    50%      Denmark
Ugland & Torm Shipowning ApS                         50%      Denmark
TORM SHIPPING (PHILS.), INC.                         25%      Philippines

Furthermore, TORM is participating in a number of joint ventures, primarily the MR Pool, the LR1 Pool and the LR2 Pool, which are not legal entities. The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the results reflected in the consolidated income statement and the summarized balance sheet data that is reflected in the consolidated balance sheet for the year ended 31 December, 2005 and 2006 in accordance with IFRS associated with jointly controlled entities:

USD mill.                                                     2006     2005

Revenue                                                      13.4     0.0
Port expenses, bunkers and commissions                       (5.3)    0.0
                                                             ------------
Time charter equivalent earnings                              8.1     0.0
Charter hire and operating expenses                          (4.7)    0.0
                                                             ------------
Gross profit (Net earnings from shipping activities)          3.4     0.0
Administrative expenses                                      (1.7)   (1.5)
Other operating income                                        2.8     2.7
Depreciation and impairment losses                            0.0     0.0
                                                             ------------
Operating profit                                              4.5     1.2
Financial income                                              0.2     0.1
Financial expenses                                            0.0    (0.2)
                                                             -------------
Profit before tax                                             4.7     1.1
Tax expenses                                                 (0.1)    0.0
                                                             ------------
Net profit for the year                                       4.6     1.1
                                                              ------------

Non-current assets                                           17.0     0.0
Current assets                                                3.9     2.1
Non-current liabilities                                      15.8     0.0
Current liabilities                                           0.2     1.0

Other investments:
Dampskibsselskabet "Norden" A/S                              33%**)  Denmark

     The Norden shareholding is currently treated in TORM's accounts as `Other investments', given that TORM is deemed not to have significant influence on Norden in the form of board seats or similar.

*)   Companies with activity in the financial year.
**)  Including Norden's treasury shares.

USD mill.

NOTE 7                                      Land and      Vessels and     Prepayments       Other plant      Total
                                            buildings     capitalized     on vessels and    operating
                                                          dry-docking                       equipment
TANGIBLE
FIXED ASSETS
Cost:
Balance at 1 January 2005                  1.3              836.0          37.3               5.9           880.5
Exchange rate adjustment                   0.0                0.0           0.0               0.0             0.0
Additions                                  0.0              340.1         294.7               1.1           635.9
Disposals                                  0.0             (137.3)          0.0              (0.9)         (138.2)
Transferred to/from other items            0.0              191.2        (191.2)              0.0             0.0
Transferred to non-current assets
held for sale                              0.0                0.0         (43.4)              0.0           (43.4)
Balance at 31 December 2005                1.3            1,230.0          97.4               6.1         1,334.8

Depreciation and impairment losses:
Balance at 1 January 2005                  0.9              188.5           0.0               3.2           192.6
Exchange rate adjustment                   0.0                0.0           0.0               0.0             0.0
Additions                                  0.0                0.0           0.0               0.0             0.0
Disposals                                  0.0              (71.9)          0.0              (0.8)          (72.7)
Reversal of impairment losses             (0.5)               0.0           0.0               0.0            (0.5)
Depreciation for the year                  0.0               47.0           0.0               1.4            48.4
Balance at 31 December 2005                0.4              163.6           0.0               3.8           167.8


Carrying amount at 31
December 2005                              0.9            1,066.4          97.4               2.3         1,167.0
Hereof finance leases                      0.0                0.0           0.0               0.0             0.0
Hereof financial expenses
included in cost                           0.0                1.3           0.2               0.0             1.5
Cost:
Balance at 1 January 2006                  1.3            1,230.0          97.4               6.1         1,334.8
Exchange rate adjustment                   0.0                0.0           0.0               0.0             0.0
Additions                                  0.0               93.3         166.3               2.7           262.3
Disposals                                 (0.8)            (119.6)          0.0              (0.5)         (120.9)
Transferred to/from other items            0.0               80.4         (80.4)              0.0             0.0
Transferred to non-current assets
held for sale                              0.0                0.0           0.0               0.0             0.0
Balance at 31 December 2006                0.5            1,284.1         183.3               8.3         1,476.2

Depreciation and impairment losses:
Balance at 1 January 2006                  0.4              163.6           0.0               3.8           167.8
Exchange rate adjustment                   0.0                0.0           0.0               0.0             0.0
Additions                                  0.0                0.0           0.0               0.0             0.0
Disposals                                 (0.3)             (73.6)          0.0              (0.3)          (74.2)
Reversal of impairment losses              0.0                0.0           0.0               0.0             0.0
Depreciation for the year                  0.0               57.7           0.0               1.2            58.9
Balance at 31 December 2006                0.1              147.7           0.0               4.7           152.5


Carrying amount at 31
December 2006                              0.4            1,136.4         183.3               3.6         1,323.7
Hereof finance leases                      0.0                0.0           0.0               0.0             0.0
Hereof financial expenses
included in cost                           0.0                1.2           0.8               0.0             2.0

At 1 October 2005, the value of land and buildings assessed for Danish tax purposes amounted to USD 0.6 mill. (carrying amount at 31 December 2006 USD 0.4 mill.) compared with USD 0.5 mill. at 1 October 2004.

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 9.4 mill. (2005: USD 12.6 mill.).

Please refer to note 15 for information relation to assets used for collateral security. In all material aspects the depriciations under Other plant and operating equipment of USD 1.2 mill. relate to administration.

USD mill.

NOTE 8                                                 2006    2005

FINANCIAL ITEMS
Financial income
Interest income from cash and cash equivalents         4.1     2.2
Interest income from marketable securities at
  fair value through profit and loss                   0.0     1.1
Gain on other investments (available-for-sale)         0.0     0.1
Dividends*)                                           26.4     12.8
Gain on derivative financial instruments               7.6      0.2
Exchange rate adjustments                              1.4      9.6
                                                       ------------
                                                      39.5     26.0

Financial expenses
Interest expenses on mortgage and bank debt           40.2     25.6
Net losses on marketable securities at
  fair value through profit and loss                   0.0      3.9
Exchange rate adjustments                              0.0      0.0
Other interest expenses                                1.1      0.5
Hereof included in the cost of tangible fixed assets  (0.8)    (0.2)
                                                       --------------
                                                      40.5     29.8

Total financial items                                 (1.0)    (3.8)
                                                      --------------

*Includes dividend on the Norden shares of USD 25.5 mill. in 2006 (2005: USD
12.6 mill.).


Note 9

FREIGHT RECEIVABLES, ETC.

Analysis as at 31 December of freight receivables, etc.


USD mill.                                              2006     2005

FREIGHT RECEIVABLES, ETC.
Neither past due nor impaired                          22.7     29.1
Due < 180 days                                         24.3     17.9
Due > 180 days                                          2.7      6.9
                                                       ------------
Total Freight receivables, etc.                        49.7     53.9
                                                       -------------

As at 31 December 2006, freight receivables etc. includes receivables at a value of USD 1.5 mill. (2005: USD 1.4 mill.), that is individually determined to be impaired to a value of USD 0.6 mill. (2005: USD 0.6 mill.).

Movements in the provision for impairment of freight receivables etc. during the year are as follows:


USD mill.                                                      2006     2005

PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES, ETC.
Balance at 1 January                                           0.8      0.2
Provisions for the year                                        0.2      0.6
Provisions reversed during the year                            0.0      0.0
Provisions utilised during the year                           (0.1)     0.0
                                                               ------------
Balance at 31 December                                         0.9      0.8
                                                               ------------

Provision for impairment of freight receivables, etc. has been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.



USD mill.

NOTE 10                                     2006     2005

TAX EXPENSES
Current tax for the year                    (4.7)    (8.8)
Adjustments related to previous years        6.3      0.0
Adjustment of deferred tax                  (8.2)     8.8
                                            -------------
Tax expenses                                (6.6)     0.0
                                            -------------


Reconciliation of the effective corporation
  tax rate for the year
Corporation tax rate in Denmark                      28.0%    28.0%
Differences in tax rates, foreign subsidiaries       (3.0%)   (4.5%)
Adjustment of tax related to previous years          (2.6%)    0.0%
Effect due to the tonnage tax scheme                (19.7%)  (23.5%)
                                                    ----------------
Effective corporate tax rate                          2.7%     0.0%
                                                    -------------


The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010. The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level Payment of dividends to the shareholders of A/S Dampskibsselskabet TORM has no tax consequences for A/S Dampskibsselskabet TORM.



USD mill.                                            2006     2005

DEFERRED TAX LIABILITY
Balance at 1 January                                 54.6     73.3
Exchange rate adjustment                             0.0      (9.9)
Reduction of Danish corporation tax from 30% to 28%  -        (4.2)
Deferred tax for the year                            8.2      (4.6)
                                                     --------------
Balance at 31 December                               62.8     54.6
                                                     -------------


Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.




Note 11                        2006         2005           2006       2005
                               Number       Number        Nominal     Nominal
                               of shares    of shares     value       value
                               mill.        mill.         DKK mill.   DKK mill.

 36.4
Balance at 1 January           36.4         36.4          364.0       364.0
                               --------------------------------------------
Balance at 31 December         36.4         36.4          364.0       364.0
                               --------------------------------------------

The common shares consist of 36.4 mill. shares at a denomination of DKK 10 per share. No shares carry special rights. All issued shares are fully paid.

In May 2004, the Company increased the share capital from nominally DKK 182.0 mill. to nominally DKK 364.0 mill. through the issue of 18.2 mill. bonus shares of DKK 10 each. The bonus shares were allotted to the Company's existing shareholders at the ratio of 1:1. Beyond this, no changes have been made to the share capital within the last 5 years.

                          2006        2005        2006        2005        2006      2005
                          Number      Number      Nominal     Nominal     % of      % of
                          of shares   of shares   value       value       share     share
                          (1,000)     (1,000)     DKK mill.   DKK mill.   capital   capital
TREASURY SHARES
Balance at 1 January       1,558.5     1,566.6        15.6        15.7        4.3       4.3
Purchase                     227.8         0.0         2.3         0.0        0.6       0.0
Sale                           0.0         0.0         0.0         0.0        0.0       0.0
Share options exercised       (8.1)       (8.1)       (0.1)       (0.1)       0.0       0.0
                           ----------------------------------------------------------------
Balance at 31 December     1,778.2     1,558.5        17.8        15.6        4.9       4.3

At 31 December 2006, TORM's holding of treasury shares represented 1,778,182 shares (2005: 1,558,472 shares) at denomination DKK 10 per share, with a total nominal value of USD 3.1 mill. (2005: USD 2.5 mill.) and a market value of USD 116,8 mill. (2005: USD 75.2 mill.). The retained shares equates to 4.9% (2005:
4.3%) of the Company's common shares.

Total consideration in respect of the purchase of treasury shares was USD 10.4 mill. (2005: USD 0.0 mill.), whereas for the sale of shares it was USD 0.0 mill. (2005: USD 0.0 mill.). As the disposal of treasury shares is carried out in connection with the exercise of share options the consideration is based on exercise prices in the share option programme. The shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

USD mill.

NOTE 12                                                       2006     2005

DEFERRED INCOME
Deferred gain related to sale and lease back transactions      0.0       5.9
Other                                                          1.1       0.1
                                                              --------------
Balance at 31 December                                         1.1       6.0
                                                              --------------

USD mill.

NOTE 13                                                       2006     2005

MORTGAGE DEBT AND BANK LOANS To be repaid as follows:
Falling due within one year                                    55.9     59.9
Falling due between one and two years                          55.9     59.9
Falling due between two and three years                        68.5     90.0
Falling due between three and four years                       53.5     57.5
Falling due between four and five years                        53.5     57.5
Falling due after five years                                  407.6    464.2
                                                              --------------
                                                              694.9    789.0
                                                              --------------

The presented amounts to be repaid are adjusted by directly related costs arised from the issuing of the loans by USD 2.9 mill. (2005: USD 1.7 mill.). which are amortized over the term of the loans.

USD mill.

Note 13, continued                         2006        2005        2006    2005
                                Fixed/     Effective   Effective   Fair    Fair
                     Maturity   floating   interest    interest    value   value

LOAN
USD                  2008       Floating   6.2%        5.4%          5.1    37.6
USD                  2009       Floating   5.8%        --           15.0     0.0
USD                  2011       Floating   6.2%        5.4%          8.1    22.0
USD                  2011       Fixed      4.4%        --           63.6     0.0
USD                  2013       Floating   --          5.4%          0.0    14.2
USD                  2014       Floating   5.2%        4.9%        399.2   490.7
USD                  2015       Floating   5.9%        5.2%        206.8   226.2
Weighted average effective interest rate   5.4%        5.0%
                                           ----------------
Fair value                                                         697.8   790.7
                                                                   -------------

The Group has an early settlement option to repay the loans by paying a breakage cost.

Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to Note 20 for further information on interest rate swaps.

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of TORM and restrictive covenants, which may limit TORM's ability to:

o engage in mergers or acquisitions;
o change the management of TORM's vessels

As of 31 December 2006, TORM complies with these minimum requirements and restrictive covenants. Based on TORM's expected future cash flow, investment programmes, etc. TORM expects to comply with the requirements and covenant until the maturity of the loan agreements.

Please refer to the section `Managing risk and exposure' and note 21 for further information on financial risks.

USD mill.

Note 14                                                            2006     2005

OTHER LIABILITIES
Partners and commercial managements                                 1.8      1.9
Accrued operating expenses                                          6.3      4.1
Accrued dry-docking costs                                           0.0      1.9
Accrued interests                                                   3.8      3.2
Wages and social expenses                                           5.2      6.5
Derivative financial instruments                                    6.2      2.9
Miscellaneous, including items related to shipping activities       2.7      3.1
                                                                   -------------
                                                                   26.0     23.6
                                                                   -------------

USD mill.

Note 15                                                            2006    2005

COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels                                                            682.9   760.7
                                                                   -------------
                                                                   682.9   760.7
                                                                   -------------

The total carrying amount for vessels that have been provided as security amounts to USD 744 mill. as at 31 December 2006 (2005: USD 767 mill.).

USD mill.

Note 16                                                            2006     2005

GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities                                              0,0      0,0

The guarantee liability for the Group is less than USD 0.1 mill. and relates to guarantee liabilities to the Danish Shipowners' Association.

USD mill.

NOTE 17                                                            2006     2005

CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)
Charter hire for vessels on time charter (incl
   vessels not delivered):
Falling due within one year                                        129.4    80.9
Falling due between one and two years                              128.0    66.4
Falling due between two and three years                            115.4    80.9
Falling due between three and four years                           103.6    81.0
Falling due between four and five years                             99.4    66.4
Falling due after five years                                       306.1   105.7
                                                                   -------------
                                                                   881.9   481.3
                                                                   -------------
Average period until redelivery (year)                               4.9     3.9
                                                                   -------------

Leases have been entered into with a mutually interminable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options
(purchase obligations):
Falling due within one year                                      191.3     225.3
Falling due between one and two years                            161.3     146.7
Falling due between two and three years                          179.7      95.5
Falling due between three and four years                          62.9      28.0
Falling due between four and five years                           18.0       0.0
Falling due after five years                                       0.0       0.0
                                                                 ---------------
                                                                 613.2     495.5
                                                                 ---------------
Other operating leases:
Falling due within one year                                        2.1       2.2
Falling due between one and two years                              1.9       2.2
Falling due between two and three years                            1.7       1.9
Falling due between three and four years                           1.7       1.7
Falling due between four and five years                            1.8       1.8
Falling due after five years                                       3.7       5.8
                                                                 ---------------
                                                                  12.9      15.6
                                                                 ---------------

Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

During the year charter hire expenses have been recognized in the income statement by USD 106.3 mill. (2005: USD 82.1 mill.) of which USD 7.1 mill. (2005: USD 7.5 mill.) relate to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 2.5 mill. (2005:
USD 1.5 mill.).

USD mill

Note 17, continued                                               2006      2005

CONTRACTUAL LIABILITIES - AS LESSOR (operating leases)
Charter hire income for vessels on time charter and
bareboat charter (incl. vessels not delivered):
Falling due within one year                                      145.0     102.7
Falling due between one and two years                             41.0      26.8
Falling due between two and three years                           23.6      13.8
Falling due between three and four years                           6.1      13.7
Falling due between four and five years                            0.0       6.0
Falling due after five years                                       0.0       0.0
                                                                 ---------------
                                                                 215.7     163.0
                                                                 ---------------
Average period until redelivery (year)                             1.1       0.9
                                                                 ---------------

Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NEWBUILDING CONTRACTS

As at 31 December 2006, TORM had contracted 17 newbuildings (2005: 12 newbuildings) to be delivered during 2007 to 2011. For all 17 vessels the total outstanding contractual commitment amounted to USD 594 mill. as at 31 December 2006. In addition, TORM called an option in 2006 to acquire one Panamax bulk carrier on time charter built in 2004, which will be delivered in the second quarter of 2007. The contractual liability relating to this vessel amounted to USD 19 mill. as at 31 December 2006.

Note 18

TIME CHARTER CONTRACTS

As at 31 December 2006, TORM had entered into the following time charter contracts as lessee:

Year/             Number of         Average daily
Vessel type       operating days    freight rates
                                    USD
2007:
LR2                 454             25,224
LR1               3,195             20,668
Panamax           2,940             17,658
2008:
LR2                 368             24,574
LR1               3,300             20,680
Panamax           2,880             17,597
2009:
LR2                 360             24,500
LR1               3,030             19,953
MR                1,440             15,831
Panamax           1,560             14,970
2010:
LR2                 360             24,500
LR1               1,830             19,939
MR                2,160             15,908
Panamax           1,710             13,986
2011:
LR2                 360             24,500
LR1               1,425             20,720
MR                2,160             15,908
Panamax           1,890             14,096
2012:
LR1                 765             20,044
MR                2,160             15,908
Panamax           2,070             14,419
2013:
LR1                 210             20,536
MR                2,160             15,908
Panamax           1,800             14,583
2014:
MR                1,980             15,832
Panamax           1,800             14,583
2015:
MR                1,800             15,740
Panamax           1,620             14,719
2016:
MR                  540             15,833
Panamax           1,170             15,191
2017:
MR                  360             15,900
Panamax           1,080             14,518
2018:
Panamax             270             15,475

Note 19

PURCHASE OPTIONS ON VESSELS

As at 31 December 2006, TORM had the following purchase options on vessels:

Exercise year/    Number    Average age   Average option
Vessel type       of        of vessels,   exercise price as
                  vessels   years         at 31 Dec. 2006
                                          USD mill.

2007:
Panamax           2.0       3.0           21.3
2008:
Panamax           1.0       3.0           21.3
2009:
LR1 *)            0.5       3.0           15.1
Panamax           1.0       3.0           21.7
2011:
LR1 *)            0.5       5.0           13.8
Panamax           1.0       3.0           27.1
2012:
MR **)            1.0       3.0           38.4
Panamax           1.0       3.0           25.0
2013:
Panamax           3.0       4.3           31.3
2014:
MR                1.0       5.0           30.2
2015:
Panamax           1.0       5.0           33.3
2016:
Panamax           1.0       5.0           37.5

As at 31 December 2005, TORM had purchase options on 11 vessels.

*) TORM holds 50% of the purchase option on the vessel. Consequently, the stated option price is for 50% of the vessel.
**)  The stated option price is the minimum options price for the vessel.

USD mill.

Note 20

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

                                                                        Fair value adjustments
                                                                        Income statement

                                                          Port
                                                          expenses,     Freight and               Equity
                                Fair value at             bunkers and   bunkers       Financial   Hedging    Fair value at
                                1 Jan. 2005     Revenue   commisions    derivatives   items       reserves   31 Dec. 2005
Hedge accounting, cash flows:
Interest rate swaps              0.4             --        --            --            --         2.9         3.3
Non hedge accounting:
Cross currency swaps             0.1             --        --            --           (0.1)        --         0.0
Forward rate contracts           3.8             --        --            --           (3.9)        --        (0.1)
Interest rate swaps             (0.2)            --        --            --            3.5         --         3.3
Currency options                 3.6             --        --            --           (3.6)        --         0.0
Bunker hedge                    (0.8)            --        --           0.8            --          --         0.0
Forward Freight
Agreements                      (4.4)            --        --           2.5            --          --        (1.9)
                                ----------------------------------------------------------------------------------
                                 2.5            0.0       0.0           3.3           (4.1)       2.9         4.6
                                ----------------------------------------------------------------------------------

                                                                        Fair value adjustments
                                                                        Income statement

                                                          Port
                                                          expenses,     Freight and               Equity
                                Fair value at             bunkers and   bunkers       Financial   Hedging    Fair value at
                                1 Jan. 2006     Revenue   commisions    derivatives   items       reserves   31 Dec. 2006
Hedge accounting,
cash flows:
Interest rate swaps              3.3            --        --            --            --          (0.3)       3.0
Bunker hedge                     0.0            --        --            --            --          (3.3)      (3.3)
Forward Freight
Agreements                       0.0            --        --            --            --           5.9        5.9
Non hedge accounting:
Forward rate contracts          (0.1)           --        --            --             1.1        --          1.0
Interest rate swaps              3.3            --        --            --             0.2        --          3.5
Currency options                 0.0            --        --            --             0.4        --          0.4
Bunker hedge                     0.0            --        --            (1.5)         --          --         (1.5)
Forward Freight
Agreements                      (1.9)           --        --            (0.4)         --          --         (2.3)
                                ----------------------------------------------------------------------------------
                                 4.6            0.0       0.0           (1.9)          1.7         2.3        6.7
                                ----------------------------------------------------------------------------------

Please refer to the section `Managing risk and exposure' and note 21 for further information on commercial and financial risks.

The interest rate swaps with a fair value of USD 3.0 mill. (2005: USD 3.3 mill.) are designated to hedge a part of TORM's interest payments during the period 2007 to 2008. The bunkerhedge contracts with a fair value of USD (3.3) mill. (2005: USD 0.0 mill.) are designated to hedge a part of TORM's bunker expenses during the period 2007 to 2009. The Forward Freight Agreements with a fair value of USD 5.9 mill. (2005: USD 0.0 mill.) are designated to hedge a part of TORM's revenue during the period 2007 to 2009. The gains or losses on these contracts will be recognized in the income statement together with the hedged items.

USD mill.

NOTE 21                                                       2006     2005

FINANCIAL AND COMMERCIAL RISKS

Exchange rate risk

All things being equal, a change in the USD exchange rate of 1% in relation to DKK would result in a change in profit before tax and equity as follows:

SENSITIVITY TO CHANGES IN THE USD/DKK EXCHANGE RATE
Changes at increase in the USD exchange rate of 1% in relation to DKK:

Changes in profit before tax                                  0.7      0.8
Changes in equity                                             6.4      4.0
                                                              ------------

At year-end 2005, TORM had forward hedging contracts of USD 8 mill. against DKK in respect of operating costs for 2006. In 2006, TORM entered into exchange rate contracts for the sale of USD 154 mill. against DKK and sold USD 24 mill. spot in order to cover the DKK cash requirements for operating costs in 2006. As such, in 2006 spot and term exchange contracts for a total of USD 186 mill. were unwound at an average exchange rate of 6.18 as against the average exchange rate for the year of USD against DKK of 5.95. Furthermore, TORM sold USD 12 mill. with value in 2007 at an exchange rate of 6.12 against DKK.

In 2006, with value in 2007, TORM had entered into an agreement to purchase a put-option in the amount of USD 21 mill. against DKK including a "knock-in" element for the counterparty. With regard to the put-option, TORM can sell USD to the counterpart at an exchange rate of 5.80 to the DKK. In case the USD/DKK exchange rate exceeds 6.12, the counterpart can purchase USD from TORM at an exchange rate of 5.80 per USD.

In 2006, with value in 2007, TORM had entered into an agreement to purchase a put-option in the amount JPY 2.6 bill. against USD including a "knock-in" element for the counterparty to cover a vessel purchase. With regard to the put-option, TORM can buy JPY from the counterpart at an exchange rate of 115.50 to the USD. In case the USD/JPY exchange rate exceeds 122.20, the counterpart can sell JPY to TORM at an exchange rate of 115.50 per USD. None of the options were called neither by TORM nor by the counterpart during 2006.

USD mill.                                                     2006     2005

Interest rate risk

TORM has significant cash requirements associated with long-term debt and time charters. These payments are influenced by changes in interest rates. In order to manage interest rate risk, financial instruments are entered to swap the variable interest rate on a portion of the borrowings for fixed rate debt.

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

SENSITIVITY TO CHANGES IN INTEREST RATES
Changes at increase in the interest rate level of 1% point:
Increase in interest rate expenses                            1.8      2.0
                                                              ------------

TORM's interest bearing USD debt decreased from year-end 2005 to year-end 2006 by USD 91 mill. to USD 698 mill. Of TORM's mortgage debt in USD with variable interest rates USD 52 mill. will be due within a 12 months period and USD 216 mill. after 1 - 5 years. The average effective interest rate is between 4.0% and 6.2%.

The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 30 mill. and USD 121 mill. after 1 - 5 years. The average effective interest rates were between 3.2% and 4.5%. The market value of TORM's interest rate swaps was USD 6.5 mill. at year-end 2006 (2005: USD 6.6 mill.).

At year-end, TORM had covered 77% of its total 2007 interest costs at an average rate of 4.9% including margin. For the period 2008-2009, the coverage is 36%. The fixed interest debt has an average period of 2.4 years remaining, expiring between 2007 and 2013.

Please refer to Note 13 for further information on interest bearing debt.

USD mill.

Note 21, continued                                            2006     2005

Movement in bunker prices

In 2006, TORM covered 44% of its bunker requirements using hedging instruments. As at 31 December 2006, TORM had hedged the price for 12% of its bunker requirements for 2007, and the market value of these contracts as at year-end was USD (4.8) mill (2005: 0.0 mill.).

All things being equal, a price change of 1% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption:

SENSITIVITY TO CHANGES IN THE BUNKER PRICES
Changes at increase in the bunker prices of 1% per ton:
Changes in bunker expenses                                    1.0      1.2
                                                              ------------

USD mill.

Note 22                                                       2006     2005

FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:

Financial assets at fair value through profit or loss
Marketable securities (held for trading)                        0.0      0.2
                                                              --------------
Total financial assets at fair value through profit or loss     0.0      0.2
                                                              --------------

Loans and receivables
Freight receivables, etc                                       49.7     53.9
Other receivables                                               8.5      6.7
Cash and cash equivalents                                      33.0    156.7
                                                              --------------
Total loans and receivables                                    91.2    217.3
                                                              --------------

Available-for-sale financial assets
Other investments                                             644.4    361.0
                                                              --------------
Total available-for-sale financial assets                     644.4    361.0
                                                              --------------

Derivative financial instruments (assets)
Other receivables (held for trading)                            3.1      3.7
Other receivables (hedge accounting)                            9.4      3.3
                                                              --------------
Total derivative financial instruments (assets)                12.5      7.0
                                                              --------------

Financial liabilities measured at amortised cost
Mortgage debt and bank loans                                  695.0    789.0
Trade payables                                                 18.8     22.9
Other liabilities                                              15.0     14.7
                                                              --------------
Total financial liabilities measured at amortised cost        728.8    826.6
                                                              --------------

Derivative financial instruments (liabilities)
Other liabilities (held for trading)                            2.0      2.4
Other liabilities (hedge accounting)                            3.8      0.0
                                                              --------------
Total derivative financial instruments (liabilities)            5.8      2.4
                                                              --------------

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in Note 13.

NOTE 23

RELATED PARTY TRANSACTIONS

The members of the Parent Company's Board of Directors and Senior Management, near relatives to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

Mr. Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm's fee of USD
0.3 mill. (2005: USD 0.0 mill.) is based upon the amount of time spent by the firm.

Mr. Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 8.5 mill. (2005: USD 7.2 mill.) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

There have not been any other transactions with such parties during the financial year.

Management remuneration is disclosed in note 4.

It is considered that no single person has control over the Group or the Parent Company.

NOTE 24

NON-CURRENT ASSETS HELD FOR SALE

In 2005, TORM entered into a contract concerning sale of a vessels under construction for delivery in 2006. The vessel was delivered to the buyer in May 2006 and the result from the sale of the vessel has been recognized in the income statement in 2006 under the item profit from sale of vessels by USD 3.1 mill. As at 31 December 2005, the vessel was classified as held for sale and presented separately in the balance sheet and was included under Tanker in the segment information.

NOTE 25                                                     2006       2005


EARNINGS PER SHARE
Net profit for the year (USD mill.)                           234.5    299.4

Mill. shares
Average number of shares                                       36.4     36.4
Average number of treasury shares                              (1.7)    (1.6)
                                                            -----------------
Average number of shares outstanding                           34.7     34.8
Dilutive effect of outstanding share options                    0.0      0.1
                                                            -----------------
Average number of shares outstanding incl
   dilutive effect of share options                            34.7     34.9
                                                            -----------------

Earnings per share (USD)                                        6.8      8.6
                                                            -----------------
Diluted earnings per share (USD)                                6.8      8.6
                                                            -----------------

USD mill

NOTE 26                                                     2006       2005

APPROPRIATION OF NET PROFIT FOR THE YEAR INCL
PROPOSED DIVIDEND
Proposed appropriation of net profit for the year
in the Parent Company, A/S Dampskibsselskabet TORM:
Proposed dividend                                              73.9    132.4
Retained profit                                               114.5    103.3
                                                            -----------------
Net profit for the year                                       188.4    235.7
                                                            -----------------

Total equity in the Parent Company,
A/S Dampskibsselskabet TORM:
Common shares                                                  61.1     61.1
Treasury shares                                               (18.1)    (7.7)
Revaluation reserves                                          579.8    296.4
Retained profit                                               513.1    400.0
Proposed dividend                                              73.9    132.4
Hedging reserves                                                5.6      3.2
Translation reserves                                            6.0      6.0
                                                            -----------------
Total equity                                                1,221.4    891.4
                                                            -----------------

Proposed dividend per share (USD)                               2.0      3.6
Dividend per share paid (USD)                                   3.8      2.7
                                                            -----------------

The difference between proposed dividend per share in USD in 2005 and dividend per share paid in USD in 2006 relates to the change in the USD/DKK exchange rate as the dividend is paid in DKK.

USD mill.

NOTE 27                                                       2006     2005

CASH FLOWS
Reversal of other non-cash movements:
Adjustmens on derivative financial instruments                3.9      (1.3)
Exchange rate adjustments                                     1.7      (5.7)
Other adjustments                                             0.4       0.4
                                                              --------------
Total reversal of other non-cash movements                    6.0      (6.6)
                                                              --------------

USD mill.

Note 28                                        2006     2005     2006     2005

RECONCILIATION TO UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
The Group's Annual Report has been prepared in accordance with IFRS, which differs in certain material respects from accounting principles generally accepted in the United
States (US GAAP).

The following is a summary of the adjustments to profit/(loss) for the years ended 31
December 2006 and 2005 and equity as of those dates, necessary to reconcile those to net income/(loss) and equity determined in accordance with US GAAP.

Net income Equity

AS REPORTED UNDER IFRS                         234.5    299.4    1,280.8  904.7
a) Write-down on assets                          0.5      1.4        0.0   (0.5)
b) Share options                                 0.0      0.0        0.0    0.0
c) Deferred gain related to sale and
   lease back transactions                       4.3    (17.3)     (13.1) (17.3)
d) Deferred taxation                            (1.1)     4.3        3.7    4.8
                                               ---------------------------------
Effect of changes in accounting policies
at 1 January                                     0.0      8.7        0.0    0.0
                                               ---------------------------------

Net income equity in The Group's accounting policies under IFRS are described below where these differ from the accounting treatment under US GAAP:

a) Write-down on assets

In 1998, TORM recognized an impairment charge for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. In 2000, TORM recognized an impairment charge for certain properties for the same reason. Under IFRS, impairment losses are reversed in subsequent periods if the fair value increases. The Company recorded a reversal of the impairment loss of USD 1.7 million for the increase in fair value of these vessels during 2002 and a reversal of the impairment loss of USD 0.5 million for the increase in fair value of the properties during 2005.

Under US GAAP, impairment losses cannot be reversed. This results in a difference in depreciation expense between US GAAP and IFRS. In February 2005, the vessels were sold and the remaining impairment loss was added to the profit on sale of vessels recognized under IFRS. In May 2006, the properties were sold and the remaining impairment loss was added to the profit on sale of properties recognized under IFRS.

b) Share options

Under IFRS, TORM's share option scheme is treated as cash-settled share-based payment transactions. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period is recognized in the income statement. The liability is measured at fair value using the Black-Scholes model.

Under US GAAP, TORM implemented SFAS 123(R) as per 1 January 2006 using the prospective method. TORM's share option scheme qualifies as a liability under SFAS 123(R), which means that a liability for the fair value of the plan is recognized in the balance sheet and that the change in the liability for the period is recognized in the income statement. Previously, stock-based compensation was accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations in accounting for stock based compensation. Under APB No. 25, the Company recognized compensation expense for the difference between the exercise price and market price at the measurement date. This compensation was amortized over the vesting period. TORM grants options with cash settlement terms for which the measurement date is the date that these options are exercised. Under APB 25, compensatory plans with cash settlement terms qualified as variable plans, for which total compensation cost must be recalculated each period based on the current share price, until the options are exercised. The implementation of SFAS 123(R) had an effect of USD 0.0 million on the shareholders' equity under US GAAP as of 1 January 2006.

c) Deferred gain on sale and lease back of vessels

During 2005, TORM sold and leased back 2 vessels for 5 years. The leases are regarded as operating leases under both IFRS and US GAAP.

Under IFRS, the profit on the sale of the vessels is recognized in the income statement immediately in accordance with IAS 17.

Under US GAAP, the profit on the sale shall be deferred and amortized in proportion to the related gross rental charged to expense over the lease term in accordance with FAS 28 as the criteria to deviate from this treatment (cf. FAS 28 a, b and c) were not met. The profit on the sale and lease back transaction is deferred and amortized on a straight-line basis from 1 February 2005 to 1 February 2010.

d) Deferred taxation

TORM applies the same treatment of deferred tax under IFRS and US GAAP. The reconciliation item relates to the tax effect of the differences in accounting treatment expressed by the items a) to c) above. The difference in deferred tax liability as at 31 December 2006 only relates to the deferral under US GAAP of the gain on sale of vessels in item c) above.

e) Investment in bonds

Under IFRS, bonds are classified as financial assets at fair value through profit or loss and are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement. Bonds are traded frequently and therefore presented as current assets.

Under US GAAP, investments in bonds are classified as an available-for-sale, cf. Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as a component of equity unless there is an other than temporary impairment of the securities. The bonds were divested in 2005, and there were no other than temporary impairments in 2005.

The effect of this difference on net income and equity in 2005 was USD 0.0 million. accordance with US GAAP 238.2 296.5 1,271.4 891.7

BOARD OF DIRECTORS

Niels Erik Nielsen

Born: 14-03-48 TORM shares: 2,680 Re-election: 2007

N. E. Nielsen became Chairman of TORM in April 2002 and has been a Board member since September 2000. N. E. Nielsen is a partner of the law firm Bech-Bruun and holds a law degree from the University of Copenhagen. N. E. Nielsen is member of TORM's Remuneration Committee and a Board member of the following companies:

o    Amagerbanken Aktieselskab
o    Ambu A/S
o    Charles Christensen A/S
o    Cimber Air Holding A/S
o    Danica-Elektronik A/S
o    Gammelrand Skaervefabrik A/S
o    GPV Industri A/S
o    InterMail A/S
o    Mezzanin Kapital A/S
o    Pele Holding A/S
o    Preben Olsen Automobiler A/S
o    Satair A/S
o    SCF-Technologies A/S
o    Weibel Scientific A/S

with subsidiary companies

Special competencies:

o General management as Chairman of other listed companies with global activities
o    Specialist in company law

Christian Frigast

Born: 23-11-51 TORM shares: 1,800 Re-election: 2007

A member of the Board since September 2000. Mr. Frigast became Deputy Chairman in April 2002. He is the Managing Director of Axcel A/S and holds an M.Sc(Econ) from the University of Copenhagen. Christian Frigast is member of TORM's Audit Committee and Remuneration Committee and a Board member of the following companies:

o    Aktieselskabet Dampskibssekskabet TORM
o    Axcel Management A/S
o    FM-S0kjaer Holding 2 ApS
o    Holdingsselskabet af 1. august 1997 A/S
o    Icopal a/s
o    Icopal Holding a/s
o    Noa Noa ApS
o    Royal Scandinavia A/S
o    Royal Scandinavia Invest A/S
o    Tvilium-Scanbirk ApS

Special competencies:

o    General management as Chairman
o Board member of primarily non-listed Danish and international companies

Lennart Arrias

Born: 17-07-48 TORM shares: 2,400 Re-election: 2007

A member of the Board since April 2003, representing the employees of TORM on the Board. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992.

Special competencies:

o Worldwide sea services since 1965 with experience from general, refrigerated, container and project cargos as well as dry bulk and tanker cargo

Ditlev Engel

Born: 24-05-64 TORM shares: 40 Re-election: 2007

A member of the Board since April 2002. Since 1 May 2005, Mr. Engel is the President and CEO of Vestas Wind Systems A/S. Mr. Engel holds a Diploma in Business Economics from the Copenhagen Business School. He is Chairman of the following companies:

o    NEG Micon A/S
o    Vestas Americas A/S
o    Vestas Asia Pacific A/S
o    Vestas Blades A/S
o    Vestas Central Europe A/S
o    Vestas Control Systems A/S
o    Vestas Mediterranean A/S
o    Vestas Nacelles A/S
o    Vestas Northern Europe A/S
o    Vestas Offshore A/S
o    Vestas Towers A/S

Special competencies:

o    Global trade and management
o    International experience
o    Experience of business-to-business in heavy industry

Stefanos-Niko Zouvelos

Born: 20-07-55 TORM shares: 50 Re-election: 2010

A member of the Board since April 2006. General Manager of Beltest Shipping Company Ltd. Mr. Zouvelos holds a M.Sc in Quantitative Economics from the University of Stirling, Scotland.

Special competencies:

o    Financial management in shipping
o    Over 20 years in shipping

Peder Mouridsen

Born: 20-12-49 TORM shares: 4,720 Re-election: 2007

A member of the Board since April 2003, representing the employees of TORM on the Board. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970.

Special competencies:

o    Site supervisor
o    Site manager on TORM newbuilding projects

Gabriel Panayotides

Born: 14-01-55 TORM shares: 24,432 Re-election: 2007

A member of the Board since September 2000. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978. He has a Bachelors degree from the Pireaus University of Economics. Mr. Panayotides is member of TORM`s Audit Committee and a Board member of the following companies:

o    Excel Maritime (listed on NYSE).
o Bureau Veritas and Lloyds Register of Shipping classification society Greek committee.

Special competencies:

o    Board experience from other listed companies
o    Ship managment - shipowning.

SENIOR MANAGEMENT

Klaus Kjaerulff

Born: 30-01-52

President and Chief Executive Officer since September 2000. Klaus Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he headed the Company's Tanker and Bulk Divisions as Executive Vice President, and from 1981 to 1997 he was Vice President in charge of the Tanker Division. He is a Board member of the following companies:

o    Danish Shipowners' Association
o    Assuranceforeningen SKULD
o    The Trade Council of Denmark
o    Norsk Veritas Rad
o    ICC Denmark

MANAGEMENT

S0ren Christensen
Senior Vice President, Bulk Division

Mogens Fynbo
Executive Vice President, Technical Department

Jan Mechlenburg
Executive Vice President, Shipowning and Sale & Purchase Division

Esben Poulsson
Executive Vice President, TORM Singapore

Kim Rasmussen
Senior Vice President, Bulk Division

Mikael Skov
Executive Vice President, Tanker Division

MANAGEMENT'S AND AUDITORS' REPORT

STATEMENT BY THE BOARD OF DIRECTORS AND MANAGEMENT ON THE ANNUAL REPORT

The Board of directors and Management have presented and adopted the Annual Report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2006.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

We consider the accounting policies applied to be appropriate for the Annual Report to give a true and fair view of the Group's and the Parent's financial position at 31 December 2006 and of their financial performance and their cash flows for the financial year then ended.

We recommend that the Annual Report is adopted at the Annual General Meeting.

Copenhagen, 5 March 2007

BOARD OF DIRECTORS:        MANAGEMENT:



Niels Erik Nielsen,        Klaus Kjaerulff
Chairman                   CEO

Christian Frigast
Deputy Chairman

Lennart Arris

Ditlev Engel

Peder Mouridsen

Gabriel Panayotides

Stefanos-Niko Zouvelos

The Independent auditors' report To the shareholders of A/S Dampskibsselskabet TORM

We have audited the annual report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2006. The annual report comprises the statement by Management on the annual report, the Management's review, the income statement, the balance sheet, the statement of changes in equity, the cash flow statement and the notes to the financial statements, including the accounting policies. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

Management's responsibility for the annual report

Management is responsible for the preparation and fair presentation of an annual report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility and basis of opinion

Our responsibility is to express an opinion on this annual report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of an annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent's financial position at 31 December 2006 and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

Copenhagen, 5 March 2007

Deloitte
Statsautoriseret Revisionsaktieselskab

         Erik Holst Jorgensen                      Kirsten Aaskov Mikkelsen
State Authorized Public Accountant            State Authorized Public Accountant

                                 Parent company
                               Annual report 2006

INCOME STATEMENT
1 January - 31 December

USD'000                                                2006          2005

                                            Note
Revenue                                                   539,573       509,428
Port expenses, bunkers and commissions                   (142,524)     (120,882)
Freight and bunkers derivatives                               620         3,194
                                                       -------------------------

Time charter equivalent earnings                          397,669       391,740

Charter hire                                             (123,994)     (100,340)
Operating expenses                          2             (61,608)      (49,529)
                                                       -------------------------

Gross profit (Net earnings from shipping
   activities)                                            212,067       241,871

Profit from sale of vessels                                34,772        26,084
Administrative expenses                     2, 3          (31,224)      (34,363)
Other operating income                                      9,858        22,684
Depreciation and impairment losses          5             (44,996)      (34,238)
                                                       -------------------------

Operating profit                                          180,477       222,038

Financial income                            6              41,027        42,522
Financial expenses                          6             (26,704)      (30,548)
                                                       -------------------------

Profit before tax                                         194,800       234,012

Tax expenses                                8              (6,421)        1,674
                                                       -------------------------

Net profit for the year                                   188,379       235,686
                                                       -------------------------

Allocation of profit
The Board of directors recommends that the year's
Result of USD 188 mill. be allocated as follows:

Proposed dividend USD 2.0 per share of DKK 10
(2005: USD 3.6)                                            73,939
Retained profit                                           114,440
                                                       ----------
                                                          188,379
                                                       ----------

BALANCE SHEET
At 31 December USD'000                                 2006          2005

                                            Note
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings                                            374           883
Vessels and capitalized dry-docking         12            868,046       767,860
Prepayments on vessels                                    146,640        97,397
Other plant and operating equipment                         3,293         2,075
                                                       -------------------------
                                            5           1,018,353       868,215
                                                       -------------------------
 Financial fixed assets
Investment in subsidiaries                  4              26,473        25,663
Loans to subsidiaries                                      22,902        43,922
Investment in jointly controlled entities   4                   9             9
Loans to jointly controlled entities                            0             0
Other investments                           4             644,374       360,956
                                                       -------------------------
                                                          693,758       430,550
                                                       -------------------------

Total non-current assets                                1,712,111     1,298,765

CURRENT ASSETS
Inventories of bunkers                                     10,906         9,900
Freight receivables, etc.                   7              45,035        49,508
Other receivables                                          20,908        13,511
Prepayments                                                 4,193         2,617
Marketable securities                                           0           241
Cash and cash equivalents                                  24,795       145,718
                                                       -------------------------
                                                          105,837       221,495

Non-current assets held for sale                                0             0
                                                       -------------------------

Total current assets                                      105,837       221,495
                                                       -------------------------

TOTAL ASSETS                                            1,817,948     1,520,260
                                                       -------------------------

The accompanying notes are an integrated part of these financial statements.

BALANCE SHEET
At 31 December

USD'000                                                2006          2005

                                            Note
EQUITY AND LIABILITIES
EQUITY
Common shares                                              61,098        61,098
Treasury shares                                           (18,118)       (7,708)
Revaluation reserves                                      579,852       296,448
Retained profit                                           513,097       400,048
Proposed dividend                                          73,939       132,382
Hedging reserves                                            5,589         3,258
Translation reserves                                        5,896         5,896
                                                       -------------------------

Total equity                                            1,221,353       891,422
                                                       -------------------------

LIABILITIES
Non-current liabilities
Deferred tax liability                      8              62,787        54,560
Mortgage debt and bank loans                10, 12        448,777       477,681
                                                       -------------------------
Total non-current liabilities                             511,564       532,241
                                                       -------------------------

Current liabilities
Mortgage debt and bank loans                10, 12         39,342        40,015
Trade accounts payable                                     17,351        20,498
Current tax liabilities                                     4,270         9,075
Other liabilities                           11             24,068        21,119
Deferred income                             9                   0         5,890
                                                       -------------------------
Total current liabilities                                  85,031        96,597
                                                       -------------------------

TOTAL LIABILITIES                                         596,595       628,838
                                                       -------------------------

TOTAL EQUITY AND LIABILITIES                            1,817,948     1,520,260
                                                       -------------------------

Accounting policies                         1
Collateral security                         12
Guarantee and contingent liabilities        13
Contractual liabilities                     14
Fair value of derivative
financial instruments                       15
Financial intruments                        16
Related party transactions                  17
Cash flows                                  18

The accompanying notes are an integrated part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

USD mill.

                                                                Gains/losses recognized directly in equity

                                             Common   Treasury   Retained    Proposed   Revaluation  Hedging   Translation
EQUITY                                        shares   shares*     profit    dividends   reserves    reserves    reserves    Total
                                            ----------------------------------------------------------------------------------------
EQUITY
Balance at 1 January 2005                       61.1     (7.7)   286.8        99.9         319.3        0.4         6.0       765.8
Changes in equity 2005:
Exchange rate adjustment
  arising on translation
   of entities using a
   measurement currency
    different from USD                                                                                                          0.0
Reversal of deferred
   gain/loss on cash flow
    hedges at beginning of year                                                             (0.4)                              (0.4)
Deferred gain/loss on cash
  flow hedges at year-end                                                                    3.2                                3.2
Reversal of fair value adjustment
   on available for sale
   investments at the beginning
   of the year                                                                            (319.3)                            (319.3)
Fair value adjustment on available
 for sale investments at year-end                                                          296.4                              296.4
                                            ----------------------------------------------------------------------------------------
Net gains/losses recognized
  directly in equity                             0.0      0.0      0.0         0.0         (22.9)       2.8         0.0       (20.1)
Profit for the year                                     235.7                                                                 235.7
                                            ----------------------------------------------------------------------------------------
Total recognized income/expenses
    for the year                                 0.0      0.0    235.7         0.0         (22.9)       2.8         0.0       215.6
Disposal of treasury shares, cost                0.0                                                                            0.0
Dividends paid                                                   (94.5)                                                       (94.5)
Dividends paid on treasury shares                         4.1                                                                   4.1
Exchange rate adjustment on
  dividends paid                                          5.4     (5.4)                                                         0.0
Exercise of share options                                 0.4                                                                   0.4
Proposed dividends for the
    financial year                                     (132.4)   132.4                                                          0.0
                                            ----------------------------------------------------------------------------------------
Total changes in equity 2005                    20.050    0.0    113.2        32.5         (22.9)       2.8         0.0       125.6
                                            ----------------------------------------------------------------------------------------
Equity at 31 December 2005                      61.1     (7.7)   400.0       132.4         296.4        3.2         6.0       891.4

Changes in equity 2006:
Exchange rate adjustment arising on
    translation of entities using
    a measurement currency different
    from USD                                                                                                                    0.0
Reversal of deferred gain/loss on cash flow
    hedges at the beginning of the year                                                                (3.2)                   (3.2)
Deferred gain/loss on cash flow hedges
    at year-end                                                                                         5.6                     5.6
Reversal of fair value adjustment on
    available for sale investments at
    beginning of year                                                                     (296.4)                            (296.4)
Fair value adjustment on available for
    sale investments at year end                                                           579.8                              579.8
                                            ----------------------------------------------------------------------------------------
Net gains/losses recognized
directly in equity                               0.0      0.0      0.0         0.0         283.4        2.4         0.0       285.8
Profit for the year                                              188.4                                                        188.4
                                            ----------------------------------------------------------------------------------------
Total recognized income/expenses
for the year                                     0.0      0.0    188.4         0.0         283.4        2.4         0.0       474.2
Purchase of treasury shares, cost                       (10.4)                                                                (10.4)
Disposal of treasury shares, cost                         0.0
Dividends paid                                                              (140.1)                                          (140.1)
Dividends paid on treasury shares                                  5.9                                                          5.9
Exchange rate adjustment on dividends paid                        (7.7)        7.7                                              0.0
Exercise of share options                                          0.4                                                          0.4
Proposed dividends for the
financial year                                                   (73.9)       73.9                                              0.0
                                            ----------------------------------------------------------------------------------------
Total changes in equity 2006                     0.0    (10.4)   113.1       (58.5)        283.4        2.4         0.0       330.0
                                            ----------------------------------------------------------------------------------------
Equity at 31 December 2006                      61.1    (18.1)   513.1        73.9         579.8        5.6         6.0     1,221.4
                                            ----------------------------------------------------------------------------------------

----------
*) Please refer to Note 11 in the consolidated financial statements for further information on treasury shares.

The accompanying notes are an integrated part of these financial statements.

CASH FLOW STATEMENT
USD'000                                                    2006        2005

                                                     Note
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit                                            180,477     222,038

Adjustments:
Reversal of profit from sale of vessels                     (34,772)    (26,084)
Reversal of depreciation and impairment losses               44,996      34,238
Reversal of other non-cash movements                 18       5,889      (6,451)
Dividends received                                           28,501      23,819
Interest income and exchange rate gains                       9,521      13,333
Interest expenses                                           (26,729)    (21,153)
Income taxes paid                                            (3,085)     (5,858)
Change in inventories, accounts receivables and payables    (20,420)    (13,220)
                                                           ---------------------

Net cash inflow/(outflow) from operating activities         184,378     220,662
                                                           ---------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                        (223,351)   (415,122)
Investment in equity interests and securities                (1,187)    (29,826)
Loans and repayment of loans to subsidiaries and
associated companies                                         29,932      77,935
Sale of non-current assets                                   63,432     119,057
                                                           ---------------------

Net cash inflow/(outflow) from investing activities        (131,174)   (247,956)
                                                           ---------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities    133,096     331,668
Repayment/redemption, mortgage debt                        (162,673)   (124,437)
Repayment/redemption, lease liabilities                           0           0
Dividends paid                                             (134,140)    (90,401)
Purchase/disposal of treasury shares                        (10,410)         40
                                                           ---------------------

Cash inflow/(outflow) from financing activities            (174,127)    116,870
                                                           ---------------------

Net cash inflow/(outflow) from operating,
investing and financing activities                         (120,923)     89,576

Cash and cash equivalents, at 1 January                     145,718      56,142
                                                           ---------------------

Cash and cash equivalents, at 31 December                    24,795     145,718
Of which used as collateral                                       0           0
                                                           ---------------------
                                                             24,795     145,718
                                                           ---------------------

The accompanying notes are an integrated part of these financial statements.

NOTes

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY

In addition to the accounting policies for the Group as presented in Note 1 in the consolidated financial statements, the Parent Company, A/S
Dampskibsselskabet TORM, applies the following supplementary accounting policies.

Foreign currencies

Exchange rate gains or losses on intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in equity.

Investments in subsidiaries and jointly controlled entities

Investment in subsidiaries, associated companies and jointly controlled entities are recognized and measured in the financial statements of the Parent Company at cost and classified as non-current assets. Dividends are recognized under financial income.

USD mill.

Note 2                                                     2006        2005

STAFF COSTS
Total staff costs
Staff costs included in operating expenses                 13.6        12.9
Staff costs included in administrative expenses            20.4        19.2
                                                           ----------------
Total                                                      34.0        32.1
                                                           ----------------

Staff costs comprise the following
Wages and salaries                                         31.0        28.5
Share-based compensation                                    0.0         0.5
Pension costs                                               2.8         2.6
Other social security costs                                 0.2         0.5
                                                           ----------------
Total                                                      34.0        32.1
                                                           ----------------

Employee information

The average number of staff in the Parent Company in the financial year was 327 (2005: 319).

Management remuneration is disclosed in note 4 in the consolidated financial statements.

USD mill.

Note 3                                                     2006        2005

Remuneration to the auditors appointed at the Annual General Meeting

Deloitte
Audit fees                                                 0.8         0.4
Audit related fees                                         0.0         0.0
Tax fees                                                   0.1         0.1
Fees for other services                                    0.0         0.0
                                                           ---------------
Total fees, Deloitte                                       0.9         0.5
                                                           ---------------

Ernst & Young
Audit fees                                                 --          0.1
Audit related fees                                         --          0.0
Tax fees                                                   --          0.0
Fees for other services                                    --          0.0
                                                           ---------------
Total fees, Ernst & Young                                  --          0.1
                                                           ---------------

Note 4                         Investment in   Investment  Total     Other
                               subsidiaries    in jointly  invest-   investments
                                               controlled  ments
USD mill.                                      entities

FINANCIAL FIXED ASSETS
Cost:
Balance at 1 January 2005      17.4            0.0         17.4       49.1
Additions                      14.4            0.0         14.4       15.4
Disposals                      (6.1)           0.0         (6.1)       0.0
                               -------------------------------------------
Balance at 31 December 2005    25.7            0.0         25.7       64.5
                               -------------------------------------------

Value adjustment:
Balance at 1 January 2005       0.0            0.0          0.0      319.4
Exchange rate adjustment        0.0            0.0          0.0      (50.5)
Value adjustment for the year   0.0            0.0          0.0       27.6
Disposals                       0.0            0.0          0.0        0.0
                               ------------------------------------------
Balance at 31 December 2005     0.0            0.0          0.0      296.5
                               -------------------------------------------

Carrying amount at 31
December 2005                  25.7            0.0         25.7      361.0
                               -------------------------------------------

Cost:
Balance at 1 January 2006      25.7            0.0         25.7       64.5
Additions                       1.2            0.0          1.2        0.0
Disposals                      (0.4)           0.0         (0.4)       0.0
                               ------------------------------------------
Balance at 31 December 2006    26.5            0.0         26.5       64.5
                               -------------------------------------------

Value adjustment:
Balance at 1 January 2006       0.0            0.0          0.0      296.5
Exchange rate adjustment        0.0            0.0          0.0       42.2
Value adjustment for the year   0.0            0.0          0.0      241.2
Disposals                       0.0            0.0          0.0        0.0
                               ------------------------------------------
Balance at 31 December 2006     0.0            0.0          0.0      579.9
                               -------------------------------------------

Carrying amount at 31
December 2006                  26.5            0.0         26.5      644.4
                               -------------------------------------------

Hereof listed                                                        641.7
                                                                     -----
Hereof unlisted                                                        2.7
                                                                       ---

A list of companies in the Group is found in Note 6 at page 61 in the annual report.

Note 5                      Land and    Vessels and   Prepayments   Other plant     Total
                            buildings   capitalized   on vessels    and operating
USD mill.                               dry-docking                 equipment
TANGIBLE
FIXED ASSETS
Cost:
Balance at 1 January 2005    1.3        597.2          37.3          5.9            641.7
Exchange rate adjustment     0.0          0.0           0.0          0.0              0.0
Additions                    0.0        263.9         150.3          0.9            415.1
Disposals                    0.0        (74.7)          0.0         (0.9)           (75.6)
Transferred to/from
other items                  0.0         90.2         (90.2)         0.0              0.0
                            --------------------------------------------------------------
Balance at 31
December 2005                1.3        876.6          97.4          5.9            981.2
                            --------------------------------------------------------------

Depreciation and
   impairment losses:
Balance at 1 January 2005    0.9        115.8           0.0          3.2            119.9
Exchange rate adjustment     0.0          0.0           0.0          0.0              0.0
Additions                    0.0          0.0           0.0          0.0              0.0
Disposals                    0.0        (40.3)          0.0         (0.8)           (41.1)
Reversal of impairment
   Losses                   (0.5)         0.0           0.0          0.0             (0.5)
Depreciation for the year    0.0         33.3           0.0          1.4             34.7
                            --------------------------------------------------------------
Balance at 31
December 2005                0.4        108.8           0.0          3.8            113.0
                            --------------------------------------------------------------

Carrying amount at 31
   December 2005             0.9        767.8          97.4          2.1            868.2
                            --------------------------------------------------------------

Hereof financial expenses
included in cost             0.0          1.0           0.2          0.0              1.2
                            --------------------------------------------------------------

Cost:
Balance at 1 January 2006    1.3        876.6          97.4          5.9            981.2
Exchange rate adjustment     0.0          0.0           0.0          0.0              0.0
Additions                    0.0         91.9         128.9          2.4            223.2
Disposals                   (0.8)       (78.2)          0.0         (0.4)           (79.4)
Transferred to/from
  other items                0.0         79.7         (79.7)         0.0              0.0
                            --------------------------------------------------------------
Balance at
  31 December 2006           0.5        970.0         146.6          7.9          1,125.0
                            --------------------------------------------------------------

Depreciation and
  impairment losses:
Balance at 1 January 2006    0.4        108.8           0.0          3.8            113.0
Exchange rate adjustment     0.0          0.0           0.0          0.0              0.0
Additions                    0.0          0.0           0.0          0.0              0.0
Disposals                   (0.3)       (50.7)          0.0         (0.3)           (51.3)
Reversal of
   impairment losses         0.0          0.0           0.0          0.0              0.0
Depreciation for the year    0.0         43.8           0.0          1.1             44.9
                            --------------------------------------------------------------
Balance at
   31 December 2006          0.1        101.9           0.0          4.6            106.6
                            --------------------------------------------------------------


Carrying amount at
31 December 2006             0.4        868.1         146.6          3.3          1,018.4

Hereof finance leases        0.0          0.0           0.0          0.0              0.0
                            --------------------------------------------------------------

Hereof financial expenses
 included in cost            0.0          1.1           0.8          0.0              1.9
                            --------------------------------------------------------------

At 1 October, 2005 the value of land and buildings assessed for Danish tax purposes amounted to USD 0.6 mill. (carrying amount at 31 December 2006 USD 0.4 mill.) compared with USD 0.5 mill. at 1 October 2004.

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 7,2 mill. (2005: USD 10.4 mill.).

Please refer to note 12 for information on to assets used for collateral security.

USD mill.

Note 6                                                             2006    2005

FINANCIAL ITEMS
Financial income
Interest income from cash and cash equivalents                      3.5     7.8
Interest income from marketable securities at fair
  value through profit and loss                                     0.0     1.1
Gain on other investments (available-for-sale)                      0.0     0.1
Dividends*)                                                        26.4    12.8
Dividends from subsidiaries                                         2.1    10.7
Dividends from jointly controlled entities                          0.0     0.3
Gain on derivative financial instruments                            7.6     0.2
Exchange rate adjustments                                           1.4     9.5
                                                                   ------------
                                                                   41.0    42.5
                                                                   ------------

Financial expenses
Impairment losses on subsidiaries, associated
   companies and jointly controlled entities                        0.2     5.6
Interest expense on mortgage and bank debt                         26.2    20.7
Net losses on marketable securities at fair
   value through profit and loss                                    0.0     3.9
Exchange rate adjustments                                           0.0     0.0
Other interest expenses                                             1.0     0.5
Hereof included in the cost of tangible fixed assets               (0.7)   (0.2)
                                                                   ------------
                                                                   26.7    30.5
                                                                   ------------

Total financial items                                              14.3    12.0
                                                                   ------------

*    Includes dividend on the NORDEN shares of USD 25.5 mill. in 2006 (2005: USD
     12.6 mill.).

USD mill.

Note 7                                                             2006    2005

FREIGHT RECEIVABLES, ETC.
Analysis as at 31 December of freight receivables, etc.:

FREIGHT RECEIVABLES, ETC.
Neither past due nor impaired                                      22.1     28.3
Due < 180 days                                                     20.2     16.9
Due >180 days                                                       2.7      4.3
                                                                   -------------
Total Freight receivables, etc                                     45.0     49.5
                                                                   -------------

As at 31 December 2006, freight receivables etc. includes receivables at a value of USD 1.4 mill. (2005: USD 1.4 mill.), that is individually determined to be impaired to a value of USD 0.6 mill. (2005: USD 0.6 mill.).

Movements in the provision for impairment of freight receivables, etc. during the year are as follows:

USD mill.                                                          2006    2005

PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES, ETC.
Balance at 1 January                                               0.8     0.2
Provisions for the year                                            0.0     0.6
Provisions reversed during the year                                0.0     0.0
Provisions utilised during the year                                0.0     0.0
                                                                   -----------
Balance at 31 December                                             0.8     0.8
                                                                   -----------

Provision for impairment of freight receivables, etc. have been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

USD mill.

Note 8                                   2006    2005

TAX EXPENSES
Current tax for the year                 (4.5)   (7.1)
Adjustments related to previous years     6.3     0.0
Adjustment of deferred tax               (8.2)    8.8
                                         -------------
Tax expenses                             (6.4)    1.7
                                         -------------

Effective corporate tax rate              3.3%   (0.7%)
                                         -------------

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

The difference between the effective corporate tax rate 3.3% (2005: 0.0%) and the corporation tax rate in Denmark 28% (2005: 28%) primarily relates to the tonnage tax scheme.

USD mill.                                              2006   2005

DEFERRED TAX
Deferred tax at 1 January                              54.6   73.3
Exchange rate adjustment                                0.0   (9.9)
Reduction of Danish corporation tax from 30% to 28%     0.0   (4.2)
Deferred tax for the year                               8.2   (4.6)
                                                       ------------
Deferred tax at 31 December                            62.8   54.6
                                                       ------------

Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

USD mill.

Note 9                                                      2006   2005

DEFERRED INCOME
Deferred gain related to sale and lease back transactions   0.0    5.9
                                                            ----------
                                                            0.0    5.9
                                                            ----------

USD mill.

Note 10                                    2006    2005

MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Falling due within one year                 39.3    40.0
Falling due between one and two years       39.4    40.0
Falling due between two and three years     51.9    70.0
Falling due between three and four years    36.9    37.6
Falling due between four and five years     36.9    37.6
Falling due after five years               283.7   292.5
                                           -------------
                                           488.1   517.7
                                           -------------

The presented amounts to be repaid are adjusted by directly related costs arised from the issuing of the loans by USD 2.9 mill. (2005: USD 1.7 mill.). which are amortized over the term of the loans.

USD mill.

Note 10, continued                         2006        2005        2006    2005

                                 Fixed/    Effective   Effective   Fair    Fair
                      Maturity   floating  interest    interest    value   value
LOAN
USD                   2008       Floating  6.2%        5.4%        5.1     37.6
USD                   2009       Floating  5.8%         --         15.0    0.0
USD                   2011       Floating  6.2%        5.4%        8.1     22.0
USD                   2011       Fixed     4.4%         --         63.6    0.0
USD                   2013       Floating   --         5.4%        0.0     14.2
USD                   2014       Floating  5.2%        4.8%        399.2   445.6

Weighted average effective interest rate   5.1%        4.9%
                                           ----------------

Fair value                                                         491.0   519.4
                                                                   -------------

The Parent Company has an early settlement option to repay the loans by paying a breakage cost.

Part of the loans with floating interest rate have been swapped to fixed interest rate.

Certain of TORM's loan agreements contain minimum requirements to the liquidity and solvency of the Company and restrictive covenants, which may limit our ability to:

o    engage in mergers or acquisitions;

o    change the management of TORM's vessels

As of 31 December 2006, the Company complies with these minimum requirements and restrictive covenants. Based on the Company's expected future cash flow, investment programmes, etc. we expect to comply with the requirements and covenants until the maturity of the loan agreements.

Please refer to the section `Managing risk and exposure' and note 21 in the consolidated financial statements for further information on financial risks.

USD mill.

Note 11                                                     2006   2005

Other liabilities
Partners and commercial management                           1.8    1.3
Accrued operating expenses                                   5.9    3.8
Accrued dry-docking costs                                    0.0    1.9
Accrued interests                                            3.5    2.9
Wages and social expenses                                    5.1    6.0
Derivative financial instruments                             6.2    2.9
Miscellaneous, incl. items related to shipping activities    1.6    2.3
                                                            -----------
                                                            24.1   21.1
                                                            -----------

USD mill.

Note 12                                                     2006   2005

COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels                                                     476.0   489.4
                                                            -------------
                                                            476.0   489.4
                                                            -------------

The total carrying amount for vessels that have been provided as security amounts to USD 546 mill. (2005: USD 498 mill.).

USD mill.

Note 13                                                     2006   2005

GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities                                       0.0    0.0
                                                            ----------

The guarantee liability for the Parent Company is less than USD 0.1 mill. and relates to guarantee liabilities to the Danish Shipowners' Association.

USD mill.

Note 14                                                     2006   2005

CONTRACTUAL LIABILITIES - AS LESSEE (Operating lease)
Charter hire for vessels on time charter (incl. vessels not delivered):

Falling due within one year                                 151.7   99.3
Falling due between one and two years                       155.7   89.3
Falling due between two and three years                     143.1  109.0
Falling due between three and four years                    110.4  109.0
Falling due between four and five years                      99.4   73.2
Falling due after five years                                306.1  105.7
                                                            ------------
                                                            966.4  585.5
Average period until redelivery (year)                        5.0    4.1
                                                            ------------

Leases have been entered into with a mutually interminable lease period of up to 8 years: Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assesment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options
(purchase obligations):
Falling due within one year                                 163.1   217.9
Falling due between one and two years                       143.1   146.7
Falling due between two and three years                      93.6    95.5
Falling due between three and four years                     18.0    28.0
Falling due between four and five years                      18.0     0.0
Falling due after five years                                  0.0     0.0
                                                            -------------
                                                            435.8   488.1
                                                            -------------
Other operating leases:
Falling due within one year                                   1.8     1.8
Falling due between one and two years                         1.9     1.9
Falling due between two and three years                       1.8     1.8
Falling due between three and four years                      1.7     1.8
Falling due between four and five years                       1.8     1.8
Falling due after five years                                  3.6     5.8
                                                            -------------
                                                             12.6    14.9
                                                            -------------

Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts. During the year charter hire expenses have been recognized in the income statement by USD 123.9 mill. (2005:
USD 100.3 mill.) of which USD 7.1 mill. (2005: USD 7.5 mill.) regards profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 2.2 mill. (2005: USD 1.3 mill.).

USD mill.                                                   2006    2005

CONTRACTUAL LIABILITIES - AS LESSOR (operating lease)
Charter hire income for vessels on time charter and bareboat charter (incl. not delivered vessels):

Falling due within one year                                 101.3    75.4
Falling due between one and two years                        27.2     9.6
Falling due between two and three years                       9.9     0.0
Falling due between three and four years                      0.0     0.0
Falling due between four and five years                       0.0     0.0
Falling due after five years                                  0.0     0.0
                                                            138.4    85.0
                                                            -------------
Average period until redelivery (year)                        1.0     0.6
                                                            -------------

Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.

NEWBUILDING CONTRACTS

As at 31 December 2006, TORM had contracted 13 newbuildings (2005: 11 newbuildings) to be delivered during 2007 to 2011. For all 13 vessels the total outstandingcontractual commitment amounted to USD 436 mill.

Other contractual liabilities

TORM is liable to lend TT Shipowning K/S up to USD 30.5 mill. of which USD 14.0 mill. was utilized at 31 December 2006.

Note 15

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

                                                                        Fair value adjustments
                                                                        Income statement

                                                          Port
                                                          expenses,     Freight and               Equity
                                Fair value at             bunkers and   bunkers       Financial   Hedging    Fair value at
USD Mill.                       1 Jan. 2005     Revenue   commisions    derivatives   items       reserves   31 Dec. 2005
Hedge accounting, cash flows:
Interest rate swaps              0.4            --         --           --              --        2.9         3.3
Non hedge accounting:
Cross currency swaps             0.1            --         --           --            (0.1)        --         0.0
Forward rate contracts           3.8            --         --           --            (3.9)        --        (0.1)
Interest rate swaps             (0.2)           --         --           --             3.5         --         3.3
Currency options                 3.6            --         --           --            (3.6)        --         0.0
Bunker hedge                    (0.8)           --         --          0.8              --         --         0.0
Forward Freight
  Agreement                     (4.4)           --         --          2.5              --         --        (1.9)
                                ----------------------------------------------------------------------------------
                                 2.5           0.0        0.0          3.3            (4.1)       2.9         4.6
                                ----------------------------------------------------------------------------------
                                                                        Fair value adjustments
                                                                        Income statement

                                                          Port
                                                          expenses,     Freight and               Equity
                                Fair value at             bunkers and   bunkers       Financial   Hedging    Fair value at
USD Mill.                       1 Jan. 2006     Revenue   commisions    derivatives   items       reserves   31 Dec. 2006
Hedge accounting, cash flows:
Interest rate swaps              3.3             --        --             --           --         (0.3)       3.0
Bunker hedge                     0.0             --        --             --           --         (3.3)      (3.3)
Forward Freight
  Agreement                      0.0             --        --             --           --          5.9        5.9
Non hedge accounting:
Forward rate contracts          (0.1)            --        --             --          1.1           --        1.0
Interest rate swaps              3.3             --        --             --          --            --        3.3
Currency options                 0.0             --        --             --          0.4           --        0.4
Bunker hedge                     0.0             --        --           (1.5)          --           --       (1.5)
Forward Freight
   Agreement                    (1.9)            --        --           (0.4)          --           --       (2.3)
                                ---------------------------------------------------------------------------------
                                 4.6            0.0       0.0           (1.9)         1.5          2.3        6.5
                                ---------------------------------------------------------------------------------

Please refer to the section `Managing risk and exposure' and note 21 in the consolidated financial statements for further information on financial risks.

Interest rate swaps with a fair value of USD 3.0 mill. (2005: USD 3.3 mill.) are designated to hedge a part of the Company's interest payments during the period 2007 to 2008. The bunker hedge contracts with a fair value of USD -3.3 mill. (2005: USD 0.0 mill.) are designated to hedge a part of the Company's bunker expenses during the period 2007 to 2009. The Forward Freight Agreements with a fair value of USD 5.9 mill. (2005: USD 0.0 mill.) are designated to hedge a part of the Company's net revenue during the period 2007 to 2009.The gains or losses on these contracts will be recognized in the income statement together with the hedged items.

USD mill.

Note 16                                                           2006     2005

FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:
Financial assets at fair value through profit or loss
Marketable securities (held for trading)                            0.0      0.2
Total financial assets at fair value through profit or loss         0.0      0.2

Loans and receivables
Loans to subsidiaries                                              22.9     43.9
Freight receivables, etc                                           45.0     49.5
Other receivables                                                   8.1      6.1
Cash and cash equivalents                                          24.8    145.7
Total loans and receivables                                       100.8    245.2

Available-for-sale financial assets
Other investments                                                 644.4    361.0
Total available-for-sale financial assets                         644.4    361.0

Derivative financial instruments (assets)
Other receivables (held for trading)                                2.9      3.7
Other receivables (hedge accounting)                                9.4      3.3
Total derivative financial instruments (assets)                    12.3      7.0

Financial liabilities measured at amortised cost
Mortgage debt and bank loans                                      488.1    517.7
Trade payables                                                     17.4     20.5
Other liabilities                                                  13.2     12.7
Total financial liabilities measured at amortised cost            518.7    550.9

Derivative financial instruments (liabilities)
Other liabilities (held for trading)                                2.0      2.4
Other liabilities (hedge accounting)                                3.8      0.0
Total derivative financial instruments (liabilities)                5.8      2.4

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 13.

USD mill.

Note 17                                                            2006    2005

RELATED PARTY TRANSACTIONS

Subsidiaries and jointly controlled entities are considered as related parties in relation to the Parent Company A/S, Dampskibsselskabet TORM, in addition to the related parties disclosed in note 23 to the consolidated financial statements. The following transactions took place between A/S Dampskibsselskabet TORM and subsidiairies and jointly controlled entities during the year:

Services provided by A/S Dampskibsselskabet TORM                   11.2    14.2
Services provided by subsidiaries and jointly controlled entities  32.5    33.6
                                                                   ------------
                                                                   43.7    47.8
                                                                   ------------

The service provided between the parties are all directly related to the Group's shipping activities.

USD mill.

Note 18                                                           2006     2005

CASH FLOWS
Reversal of other non-cash movements:
Fair value adjustmens on derivative financial instruments         3.9      (1.3)
Exchange rate adjustments                                         1.6      (5.6)
Other adjustments                                                 0.4       0.4
                                                                  --------------
Total reversal of other non-cash movements                        5.9      (6.5)
                                                                  --------------

GLOSSARY

20-F:          Annual report filed with the US Securities and Exchange
Commission (SEC)

ADR:      American Depository Receipt. Proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to list on American stock exchanges.

ADS:           American Depositary Shares. Shares registered with SEC and kept in custody with a bank as security for the ADRs issued.

Aframax:       A vessel with a cargo carrying capacity of 80,000 - 100,000 dwt.

Asset management: Acquisition and ownership of assets (ships), which may be disposed of at an optimal time with a view to generating a one-off profit - as opposed to profits derived from operating the asset.

Bareboat:      See B/B.

B/B:           Bareboat. A form of charter arrangement whereby the charterer is responsible for all costs and risks in connection with the vessel's operation.

Bulk:          Dry cargo - typically commodities such as grain, coal, iron ore, etc.

Bunker:        Fuel with which to run a ship's engines.

Capesize:      Bulk carrier with a cargo carrying capacity of 120,000-200,000 dwt.

Classification society: Independent organization, which through verification of design, construction, building process and operation of vessels ensure that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insurance and mortgaging the vessel will typically not be possible.

COA:           Contract of affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating:       The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Demurrage:     A charge against the charterer of a ship for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK:           Danish Kroner.

Dry cargo:     See Bulk.

Dwt:           Deadweight tons. The cargo carrying capacity of a ship.

FFA:           Forward Freight Agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP:          Generally accepted accounting principles.

Handymax:      Bulk carriers with a cargo carrying capacity of 40-60,000 dwt.

Handysize:     Bulk carriers with a cargo carrying capacity of
               20-35,000 dwt.

IAS:           International Accounting Standards.

IFRS:          International Financial Reporting Standards.

IMO:           International Maritime Organisation.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000 - 80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000 - 110,000 dwt.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 35,000 - 50,000 dwt.

OPA-90: Oil Pollution Act 1990. US environmental law implemented following the grounding of Exxon Valdez in Alaska.

OPEC:          Organization of the Petroleum Exporting Countries.

Panamax: A vessel with a cargo carrying capacity of 60,000 - 80,000 dwt. The biggest vessel allowed to pass through the Panama Canal.

P&I clubs:     Protection & Indemnity club.

Pool: A grouping of ships of similar size and characteristics, owned by different owners, but which are commercially operated jointly. The pool manager is mandated to charter the ships out for the maximum benefit of the pool as a whole. Earnings are equalized taking account of differences in ships' specifications, the number of days the ships have been ready for charter, etc.

Product
tanker: A vessel suitable for trading clean petroleum products such as gasoline, jet fuel and naphtha.

SEC:           US Securities and Exchange Commission.

T/C: Time Charter. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunker.

TCE:           See T/C equivalent.

Timecharter:   See T/C.

T/C
equivalent:    The freight receivable after deducting port expenses, consumption of bunker and commissions.

UN:            The United Nations.

Fleet overview
At 31 December 2006

Tankers                    DWT              Build

LR2
m.t.     TORM MARGRETHE    109,672          2006
m.t.     TORM MARIE        109,672          2006
m.t.     TORM INGEBORG     99,999           2003
m.t.     TORM VALBORG      99,999           2003
m.t.     TORM GUDRUN       101,122          2000
m.t.     TORM KRISTINA     105,001          1999
m.t.     TORM HELENE       99,999           1997

LR1
m.t.     TORM SIGNE        72,718           2005
m.t.     TORM SOFIA        72,718           2005
m.t.     TORM ESTRID       74,999           2004
m.t.     TORM EMILIE       74,999           2004
m.t.     TORM ISMINI       74,999           2004
m.t.     TORM SARA         72,718           2003

MR
m.t.     TORM HELVIG       44,990           2005
m.t.     TORM RAGNHILD     44,990           2005
m.t.     TORM FREYA        45,990           2003
m.t.     TORM THYRA        45,990           2003
m.t.     TORM CAMILLA      44,990           2003
m.t.     TORM CARINA       44,990           2003
m.t.     TORM GERD         45,940           2002
m.t.     TORM GERTRUD      45,940           2002
m.t.     TORM VITA         45,940           2002
m.t.     TORM MARY         45,990           2002
m.t.     TORM CAROLINE     44,946           2002
m.t.     TORM CECILIE      44,946           2001
m.t.     TORM CLARA        45,999           2000
m.t.     TORM AGNETE       47,165           1999
m.t.     TORM ANNE         44,990           1999
m.t.     TORM GUNHILD      44,999           1999
m.t.     TORM ALICE        44,999           1995
m.t.     TORM GOTLAND      44,999           1995


Bulkers

Panamax
m.v.     TORM ROTNA        75,971           2001
m.v.     TORM TINA         75,966           2001
m.v.     TORM BALTIC       69,614           1997
m.v.     TORM MARLENE      69,548           1997
m.v.     TORM MARTA        69,638           1997

Newbuildings
At 31 December 2006

TANKERS                    OWNERSHIP        DWT      EXPECTED
                                                     DELIVERY
LR2
DALIAN 1100-25             100%   110,000   Q2 2007
DALIAN 1100-26             100%   110,000   Q3 2007
DALIAN 1100-29             50%    110,000   Q4 2007
DALIAN 1100-30             100%   110,000   Q2 2008
DALIAN 1100-31             100%   110,000   Q4 2008
DALIAN 1100-32             100%   110,000   Q1 2009

LR1
NEW CENTURY 0307323        50%    74,999    Q1 2007
NEW CENTURY 0307324        100%   74,999    Q2 2007

MR
NB GUANGZHOU 05130013      100%   52,000    Q3 2008
NB GUANGZHOU 05130015      100%   52,000    Q1 2009
NB GUANGZHOU 05130016      100%   52,000    Q2 2009
NB GUANGZHOU 05130017      100%   52,000    Q3 2009
NB GUANGZHOU 05130020      100%   52,000    Q3 2009
NB GUANGZHOU 05130021      100%   52,000    Q4 2009
NB GUANGZHOU 06131033      100%   50,500    Q1 2010
NB GUANGZHOU 06131034      100%   50,500    Q2 2010
NB GUANGZHOU 06131035      100%   50,500    Q3 2010
NB GUANGZHOU 06131036      100%   50,500    Q4 2010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        A/S STEAMSHIP COMPANY TORM
                                                (registrant)


Dated March 15, 2007                    By: /s/Klaus Kjaerulff
                                            --------------------------
                                            Klaus Kjaerulff
                                            Chief Executive Officer

SK 03810 0001 755774